Exhibit 99.3

PROPERTY PURCHASE AGREEMENT

-BETWEEN-

KSM MINING ULC

-AND-

PRETIUM EXPLORATION INC.

-AND-

PRETIUM RESOURCES INC.

December 4, 2020

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Defined Terms	1
1.2	Certain Rules of Interpretation	8
ARTICLE 2 PURCHASED ASSETS AND PURCHASE PRICE		10
2.1	Purchase and Sale	10
2.2	Purchase Price	10
2.3	Assumption of Assumed Contracts	10
ARTICLE 3 REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGMENTS		11
3.1	Representations and Warranties of Pretium	11
3.2	Representations and Warranties of the Purchaser	11
ARTICLE 4 COVENANTS		11
4.1	Conduct of Business of Pretium	11
4.2	Certain Covenants of Pretium Relating to the Transaction	11
4.3	Covenants of the Purchaser Relating to the Transaction	12
4.4	Access to Information and Access for Due Diligence	13
4.5	Public Communications	13
4.6	KSM Project Infrastructure on Adjacent Claim	13
4.7	Condition on Transfer of Adjacent Claim	14
4.8	Tax Matters	14
4.9	Reclamation	15
ARTICLE 5 CONDITIONS TO CLOSING		15
5.1	Mutual Conditions Precedent	15
5.2	Additional Conditions Precedent to the Obligations of the Purchaser	16
5.3	Additional Conditions Precedent to the Obligations of Pretium	17
ARTICLE 6 TERM AND TERMINATION		18
6.1	Termination	18
6.2	Effect of Termination	19
ARTICLE 7 CLOSING		19
7.1	Date, Time and Place of Closing	19
ARTICLE 8 INDEMNITY		19
8.1	Continuation of Representations, Warranties and Covenants	19
ARTICLE 9 GENERAL PROVISIONS		20
9.1	Amendments	20
9.2	Expenses	20
9.3	Further Assurances	20
9.4	Notices	21
9.5	Time of the Essence	22
9.6	Third Party Beneficiaries	22
9.7	Waiver	22
9.8	Entire Agreement	22
9.9	Successors and Assigns	22
9.10	Severability	22
9.11	Governing Law	23

i

9.12	Guarantee	23
9.13	Counterparts	23

SCHEDULES	DESCRIPTION
Schedule “A”	Existing Royalties
Schedule “B”	New Royalty Agreement
Schedule “C”	Property
Schedule “D”	Representations and Warranties of Pretium
Schedule “E”	Representations and Warranties of the Purchaser
Schedule “F”	Permitted Encumbrances
Schedule “G”	Adjacent Claim
Schedule “H”	Security Agreement
Schedule “I”	Pretium Disclosure Letter

ii

PROPERTY PURCHASE AGREEMENT

THIS AGREEMENT is made as of December 4, 2020,

BETWEEN:

KSM MINING ULC, an unlimited liability corporation existing under the laws of British Columbia

(the “Purchaser”)

- and -

PRETIUM EXPLORATION INC., a corporation existing under the laws of British Columbia

(“Pretium”)

- and -

PRETIUM RESOURCES INC., a corporation existing under the laws of British Columbia

(“Pretium Parent”)

WHEREAS Pretium is the beneficial and registered owner of the Purchased Assets (as defined herein);

AND WHEREAS Pretium desires to sell, and the Purchaser desires to purchase, the Purchased Assets upon and subject to the terms and conditions set out in this Agreement;

AND WHEREAS in connection with the Closing, the Parties will also enter into the Assignment and Assumption Agreements (as defined herein) in relation to the Assumed Contracts (as defined herein);

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Financing” means a financing by Seabridge, part of the proceeds of which are to be used to fund the Upfront Payment.

“Adjacent Claim” means the mineral claim listed in Schedule “G”, together with all renewals or extensions thereof.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” means this property purchase agreement, including the schedules attached hereto.

“Assignment and Assumption Agreements” means, collectively, the agreements pursuant to which Pretium will assign to the Purchaser, and the Purchaser will assume from Pretium, the rights, benefits and obligations of Pretium under the Assumed Contracts, such agreements to be in form and substance satisfactory to each of the Parties, acting reasonably.

“Assumed Contracts” means, collectively, the applicable contracts pertaining to the Existing Royalty, as described in Schedule “A”.

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence, registration or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Bankable Feasibility Study” means a detailed report prepared at the direction of the Purchaser, demonstrating that a development and mining plan for the KSM Project and the Property (or any part of the Property) are feasible, estimating an internal rate of return of such plan of at least 10% after tax and financing costs, and in such detail to form the basis of a production financing decision and in such form as is compliant with National Instrument 43-101 – Standards of Disclosure of Mineral Projects and normally required by substantial, internationally recognized financial institutions for the purposes of deciding whether or not to lend funds for the development of mineral properties.

“Books and Records” means all information in any form relating directly or indirectly to the Purchased Assets provided that such information can be isolated from information relating directly or indirectly to property, assets and rights of Pretium or Pretium Parent other than the Purchased Assets , including, without limitation, books of account, sales and purchase records, customer and supplier lists, lists of potential customers, referral sources, research and development reports and records, production reports and records, geological information and studies, reports, models, assays, drill hole data, geochemical reports, business reports, plans and projections, marketing and advertising materials, equipment logs, operating guides and manuals and all other documents, files, correspondence, e-mails, Authorizations, environmental management systems (including data collected for the purpose of compliance with Environmental Laws and the preparation of reports to Governmental Entities) and other information relating to the Purchased Assets (whether in written, printed, electronic or computer printout form, or stored on computer discs or other data and software storage and media devices).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or Toronto, Ontario.

“Closing” means the closing of the purchase and sale of the Purchased Assets.

“Closing Date” means five (5) Business Days following the date on which all of the conditions precedent to the completion of the Transaction as set out in Article 5 of this Agreement have been satisfied or waived in accordance with this Agreement, or such earlier or later date as the Parties may agree in writing, such date to occur not later than the Outside Date.

“Closing Time” means 4:30 p.m. (Toronto time) or such other time as the Parties may agree in writing on the Closing Date.

“Contract” means any agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture (written or oral) relating to the Purchased Assets and to which Pretium is a party or by which Pretium is bound or under which it has rights or obligations.

“Encumbrance” means any encumbrance of any kind whatsoever on property including any privilege, mortgage, hypothec, lien, charge, pledge, security interest, royalty, adverse claim or any other option, right or claim of others of any kind whatever, whether contractual, statutory or otherwise, arising.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwater, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, sewer system, and any other environmental medium or natural resource and the environment in the workplace.

“Environmental Laws” means all Laws and all other statutory requirements relating to the Environment, public health and safety, noise control, pollution, reclamation or the protection of the Environment or to the generation, production, installation, processing, use, storage, treatment, disposal, handling, transportation, Release or threatened Release of Hazardous Substances, and all Authorizations issued pursuant to such Laws or other statutory requirements.

“Excluded Assets” means any assets not included in the definition of Purchased Assets and, for greater certainty, excludes the following property and assets of Pretium:

(a)	the minute books and other corporate records of Pretium;

(b)	the reclamation bonds held by Pretium;

(c)	any permits relating to the Property and other claims retained by Pretium, including (without limitation) Mines Act permit MX-1-842 for drilling and re-establishing an exploration camp for the Snowfield / Sulphurets (Brucejack) properties;

(d)	the rights of Pretium under this Agreement, the New Royalty, the Security Agreement, or any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, the New Royalty and the Security Agreement; and

(e)	Books and Records that Pretium is required by Law to retain in its possession.

“Existing Royalties” means royalties payable by Pretium pursuant to the agreements set forth in Schedule “A”.

“Fundamental Representation” means each of the representations of Pretium set out in Sections 1, 2, 3, 5, 9(a), 9(b), 9(c), 9(d), 9 (f) and 9(h), and 10 of Schedule “D” hereto.

“Governmental Entity” or “Governmental Authority” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is regulated under Environmental Laws.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“KSM Project” means the Purchaser’s Kerr-Sulphurets-Mitchell mineral development project in British Columbia and does not include the Property.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Material Adverse Effect” means any fact or state of facts, circumstance, change, effect, occurrence or event (each an “Effect”) which individually or in the aggregate with all other Effects is, or individually or in the aggregate with all other Effects could reasonably be expected to: (i) be material and adverse to the Purchased Assets, the business or operations contemplated to be carried on or in respect thereof or the liabilities or obligations related thereto; or (ii) prevent, or materially delay or hinder Pretium from performing its obligations under this Agreement; provided, however, that none of the following, and no Effect resulting from or arising out of the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred: (i) acts of war (whether or not declared), hostilities, military actions or acts of terrorism; (ii) acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, the novel coronavirus, COVID-19, and other pandemics, epidemics, floods or other natural disasters); (iii) any changes affecting the mining industry generally; (iv) any change in the market price of precious metals; (v) any change in applicable Laws; or (vi) general economic, financial, currency exchange, security or commodity market conditions in Canada or the United States; (vii) the announcement of this Agreement or the transactions contemplated hereby; or (viii) any action taken (or omitted to be taken) by Pretium or its subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement; provided, however, that with respect to clauses (iii) or (v), such Effect does not relate primarily to the Purchased Assets, taken as a whole, or does not have a disproportionate effect on the Purchased Assets, taken as a whole.

“Mineral Rights” means the rights to prospect and explore for, to develop and to mine minerals on, in or under any lands.

“New Royalty” means the 1.5% net smelter returns royalty in respect of the Property in the form of the agreement attached hereto as Schedule “B”.

“NYSE” means the New York Stock Exchange.

“officer” has the meaning ascribed thereto in the Securities Act.

“Ordinary Course” means, with respect to an action taken by Pretium, that such action is consistent with the past practices of Pretium with respect to the Purchased Assets and is taken in the ordinary course of the normal day-to-day operations of the business of Pretium.

“Outside Date” ninety (90) days from the date hereof.

“Parties” means, collectively, the Purchaser and Pretium, and “Party” means either of them.

“Permitted Encumbrance” means:

(i)	liens for Taxes not yet due and payable;

(ii)	easements, rights of way, servitudes and other similar rights in land, including, without limitation, rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, towers, wires and cables;

(iii)	rights reserved to, or vested in, any Governmental Entity:

A.	to regulate the Purchased Assets;

B.	by the terms of any mineral claim or placer claim forming part of the Purchased Assets, or by any statutory provision, to terminate any such mineral claim or placer claim or to require annual or other periodic payments as a condition of the continuance thereof;

C.	to levy Taxes on the minerals, ores or other products and substances produced from the Property or the revenue therefrom;

(iv)	public and statutory obligations which are not due or delinquent, and liens or security incurred, created or granted or imposed by applicable Laws, to a Governmental Entity in connection with the Purchased Assets or operations thereon;

(v)	all exceptions, limitations, provisos, reservations and conditions, including royalties, contained in the original or other grants or dispositions from the Crown of all or part of the Property or any interest therein and all statutory exceptions, limitations, provisos, reservations and conditions, including royalties, currently applicable to the Property including, without limitation, all applicable exceptions, limitations, provisos, reservations, and conditions, including royalties, under the Mineral Tenure Act (British Columbia), the Mines Act (British Columbia), the Mining Right of Way Act (British Columbia), the Forest Act (British Columbia), the Land Title Act (British Columbia), the Land Act (British Columbia), and the Agricultural Land Commission Act (British Columbia) and the respective regulations thereunder;

(vi)	any minor defects, irregularities or deficiencies in the record of title to any of the mineral claims or placer claims comprising the Property or any part thereof, which do not affect the validity of such claims;

(vii)	any:

A.	claim, obligation or liability or any interest, right or entitlement against or in all or any part of the Purchased Assets, including, without limitation, any royalty or other interest whatsoever in production from any part of the Property;

B.	option or other right to acquire, or to acquire any right, title or interest in, all or any part of the Purchased Assets, including a right of first refusal or other contingent rights; and

C.	instrument, agreement or other document providing for the creation of, or any right capable of becoming, any of the foregoing,

that is listed in Schedule “F” hereto;

(viii)	any claim of right, title or jurisdiction which may be made or established by any aboriginal peoples by virtue of their status as aboriginal peoples of Canada to or over any of the lands or waters constituting any of the Property or any products harvested or mined from any of the Property;

(ix)	any right associated with any actual or potential competing interest in, or uses for, all or any part of the Property under traplines, environmentally sensitive areas, unique or at risk species, parks proposals, governmental land use plans or policies, forestry tenures, petroleum and natural gas tenures or Land Act (British Columbia) tenures;

(x)	the equitable discretion of court of competent jurisdiction to order rectification of any instrument relating to an interest in land;

(xi)	the Existing Royalties and any and all claims, rights and interests of any Person thereunder or in respect thereto; and

(xii)	the New Royalty.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Pretium” means Pretium Exploration Inc., a corporation existing under the laws of British Columbia.

“Pretium Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by Pretium and Pretium Parent and delivered to Purchaser concurrently with the execution of this Agreement, and which is set out in Schedule “I” hereto.

“Property” means, collectively, the mineral claims commonly known as the “Snowfield Property” as more particularly described in Schedule “C”, together with all renewals or extensions thereof and all surface, water and ancillary or appurtenant rights attached or accruing thereto.

“Property Rights” has the meaning ascribed thereto in subparagraph 9(a) of Schedule “D”.

“Purchased Assets” means all property, assets and rights of every description whether real, personal or mixed, comprising or relating to:

(a)	a 100% interest in the Property, including the Mineral Rights in or with respect to the Property;

(b)	all easements appurtenant to the Property;

(c)	all geological, geophysical, geochemical and test data and all other information (including internal and external studies, analyses and other work products) in relation to the Property acquired, proved, gained or developed heretofore or in the possession or under the control of Pretium;

(d)	all drill core and samples from the Property;

(e)	all improvements to the Property, all fixtures, plant, machinery, equipment, supplies, infrastructure and any other properties or rights of any description whether real or personal, in relation to the Property or the business of Pretium in relation to the Property;

(f)	all rights, benefits and entitlements of Pretium under the Contracts and any Authorizations relating to the Property; and

(g)	the Books and Records;

and for greater certainty does not include the Excluded Assets.

“Reclamation” means the reclamation, remediation, restoration or closure of any facility or land utilized in any exploration, mining or processing operation required by any Law or any franchises, approvals, authorizations, permits, licenses, easements, registrations, qualifications, leases, variances and similar rights obtained from any Governmental Authority, including those required under Environmental Law.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment or migration of a Hazardous Substance into or through the Environment or into or out of any lands or waters, including the movement of a Hazardous Substance through or in any part of the Environment.

“Representatives” means, with respect to a Person, such Person’s affiliates or any officer, director, employee, representative or agent of such Person or any of its affiliates.

“Seabridge” means Seabridge Gold Inc., a corporation existing under the federal laws of Canada and the owner of 100% of the outstanding shares of the Purchaser.

“Securities Act” means the Securities Act (Ontario).

“Securities Laws” means the Securities Act and all rules, regulations, published notices and instruments thereunder, and all comparable securities Laws in each of the provinces of Canada.

“Security Agreement” means the mortgage, charge and security agreement from the Purchaser providing to Pretium a security interest over the Property for the obligations of the Purchaser in respect of the New Royalty and the Deferred Payment in a form of the Security Agreement attached hereto in Schedule “H”.

“Subsidiary” means, with respect to a Person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to subsidiary.

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations thereunder.

“Taxes“ means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, unclaimed property, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of or in lieu of amounts of the type described in clause (i) above or this clause (ii); (c) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Transaction” means, collectively, the transactions contemplated by this Agreement in relation to the purchase of the Purchased Assets by the Purchaser and the sale of the Purchased Assets by Pretium and the assignment of the Assumed Contracts by Pretium to the Purchaser, as contemplated herein.

“Transfer Taxes” has the meaning ascribed thereto in Section 4.8.

“TSX” means The Toronto Stock Exchange.

“Upfront Payment” has meaning set forth in Section 2.2(a).

“Wilful Breach” means a breach of this Agreement that is a consequence of an act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to dollars or to $ are references to United States dollars, unless specified otherwise.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(e)	Capitalized Terms. Unless expressly indicated otherwise, all capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(f)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of Pretium, it is deemed to refer to the actual knowledge of the management of Pretium, after reasonable inquiry.

(g)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of Pretium required to be made shall be made in a manner consistent with IFRS.

(h)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(i)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(j)	Time References. References to time are to local time, Toronto, Ontario.

(k)	Rule of Construction. The Parties waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

(l)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(m)	Schedules. The following schedules are attached to this Agreement and form an integral part of this Agreement for all purposes of it:

SCHEDULES	DESCRIPTION

Schedule “A”	Existing Royalties
Schedule “B”	New Royalty Agreement
Schedule “C”	Property
Schedule “D”	Representations and Warranties of Pretium
Schedule “E”	Representations and Warranties of the Purchaser
Schedule “F”	Permitted Encumbrances
Schedule “G”	Adjacent Claim
Schedule “H”	Security Agreement
Schedule “I”	Pretium Disclosure Letter

ARTICLE 2

PURCHASED ASSETS AND PURCHASE PRICE

2.1	Purchase and Sale

On and subject to the terms and conditions of this Agreement, including the representations, warranties and covenants contained herein, on the Closing Date, Pretium shall sell, assign, transfer and convey unto the Purchaser and the Purchaser shall purchase from Pretium a 100% interest in the Purchased Assets, free and clear of all Encumbrances, other than Permitted Encumbrances.

2.2	Purchase Price

In consideration for the purchase and sale of the Purchased Assets pursuant to Section 2.1, the Purchaser agrees:

(a)	to pay to Pretium $100 million on the Closing Date in cash by wire transfer of immediately available funds to the bank account specified in writing by Pretium to the Purchaser (the “Upfront Payment“); and

(b)	to grant to Pretium the New Royalty; and

(c)	to pay to Pretium $20 million (the “Deferred Payment”) within six (6) months following the earlier of: (i) commencement of commercial production from the Property or any part thereof; and (ii) announcement by the Purchaser (or one of the companies which owns, directly or indirectly, shares of the Purchaser) of a Bankable Feasibility Study which includes production of reserves from the Property.

The Purchaser shall be entitled to deduct, and thereby offset, $15 million of the Deferred Payment (the “Advance Royalty Payment”) against amounts payable to Pretium under the New Royalty.

2.3	Assumption of Assumed Contracts

From and after the Closing Date in accordance with the Assignment and Assumption Agreements, the Purchaser will assume all the rights, benefits and obligations of Pretium under the Assumed Contracts. Under the Assignment and Assumption Agreements, for no additional consideration, Pretium shall sell, assign, transfer and convey unto the Purchaser and the Purchaser shall purchase from Pretium; (i) all of Pretium’s right, title and interest to all of the rights and benefits of Pretium under the Assumed Contracts, (ii) all of Pretium’s right, title and interest to all geological, geophysical, geochemical and test data and all other information (including internal and external studies, analyses and other work products) in relation to the Property in the possession or under the control of Pretium, (iii) all rights, benefits and entitlements of Pretium under any Authorizations relating to the Property, and (iv) all Books and Records (including data collected for the purpose of compliance with Environmental Laws and the preparation of reports to Governmental Entities) and other information (whether in written, printed, electronic or computer printout form, or stored on computer discs or other data and software storage and media devices) relating to the Property.

ARTICLE 3

REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGMENTS

3.1	Representations and Warranties of Pretium

Except as set out in the Pretium Disclosure Letter, Pretium Parent and Pretium jointly and severally represent and warrant to the Purchaser as set forth in Schedule D and acknowledge and agree that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Closing of the Transaction.

3.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to Pretium as set forth in Schedule E and acknowledges and agrees that Pretium is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Closing of the Transaction.

ARTICLE 4

COVENANTS

4.1	Conduct of Business of Pretium

Pretium covenants and agrees that, during the period from the date of this Agreement until the earlier of the Closing Date and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Purchaser, as required or permitted by this Agreement, or as required by Law, Pretium shall conduct its business in respect of the Purchased Assets in the Ordinary Course and Pretium shall maintain and preserve the Purchased Assets and perform and comply with all of its obligations under all Contracts, including for greater certainty the Assumed Contracts. For greater certainty, the Purchaser acknowledges that this Section 4.1 shall not apply to the conduct of business by Pretium in respect of its operations, properties and assets other than the Purchased Assets.

4.2	Certain Covenants of Pretium Relating to the Transaction

(a)	Pretium shall perform all obligations required or desirable to be performed by Pretium under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable after or concurrently with the Acquisition Financing, the Transaction and, without limiting the generality of the foregoing, Pretium shall:

(i)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Transaction;

(ii)	obtain and maintain all third party or other consents (including from Governmental Entities), waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable in connection with the Transaction, (ii) required to be obtained under any Contracts, leases, permits, licenses or other Authorizations in respect of the Purchased Assets in connection with the Transaction or (iii) required in order to maintain any Contracts, leases, permits, licenses or other authorizations in respect of the Purchased Assets in full force and effect following completion of the Transaction, in each case, on terms that are reasonably satisfactory to the Purchaser, and without committing the Purchased Assets or the Purchaser to pay any new consideration or incur any new liability or obligation without the prior written consent of the Purchaser;

(iii)	effect all necessary registrations, filings and submissions of information required by Governmental Entities relating to the Transaction and coordinating and cooperating with the Purchaser with respect thereto;

(iv)	use commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and use commercially reasonable efforts to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction or this Agreement; and

(v)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Transaction.

(b)	Pretium shall promptly notify the Purchaser in writing of:

(i)	any Material Adverse Effect;

(ii)	any notice or other communications from any Person or any Governmental Entity relating to or involving or otherwise affecting the Purchased Assets or that relate to this Agreement or the Transaction.

4.3	Covenants of the Purchaser Relating to the Transaction

(a)	The Purchaser shall promptly notify Pretium in writing of any notice or other communications from any Person or any Governmental Entity relating to or involving or otherwise affecting the Purchased Assets or that relate to this Agreement or the Transaction.

(b)	The Purchaser shall keep Pretium fully informed with respect progress of the Acquisition Financing.

(c)	The Purchaser shall perform all obligations required or desirable to be performed by the Purchaser under this Agreement, co-operate with Pretium in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable after or concurrently with the Acquisition Financing, the Transaction and, without limiting the generality of the foregoing, the Purchaser shall use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Transaction.

4.4	Access to Information and Access for Due Diligence

From the date hereof until the Closing Date, unless this Agreement is terminated in accordance with its terms, subject to Law, Pretium shall, and shall cause its officers, directors, employees, auditors, advisors and agents to, in respect of the business, operations, assets, properties and related rights comprising and relating solely to the Purchased Assets, afford the Purchaser and Seabridge and their officers, employees, agents and representatives such access as the Purchaser may reasonably request, without disrupting the business and operations of Pretium, during regular business hours of Pretium, including for the purpose of environmental site assessments, environmental compliance audits and health and safety audits, facilitating post-Closing business planning and indemnification purposes, to its officers, employees, agents, properties, Books and Records and Contracts, and shall make available to the Purchaser all data and information as the Purchaser may reasonably request with respect thereto. Without limiting the foregoing, Pretium shall, upon the Purchaser’s reasonable request, facilitate discussions between the Purchaser and any third party from whom consent may be required in respect of the Transaction. Investigations made by or on behalf of the Purchaser, whether under this paragraph or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by Pretium in this Agreement.

4.5	Public Communications

All public notices to third parties and all other publicity concerning this Agreement and the Transaction shall be jointly planned and coordinated by Pretium and the Purchaser, and neither Party shall act unilaterally in this regard without the prior approval of the other Party (such approval not to be unreasonably withheld), except where required to do so by Law or by the applicable regulations, rules or policies of any Governmental Entity having jurisdiction in respect of the Party, in each case in circumstances where prior consultation with the other Party is not practicable and a copy of such disclosure is provided to the other Party.

4.6	KSM Project Infrastructure on Adjacent Claim

If the Purchaser wishes to utilize or construct tunnels under the Adjacent Claim (the “Tunnel Infrastructure”) in connection with the construction, development or operation by the Purchaser of a mine on the Property or the KSM Project, the Purchaser shall be able to obtain, and Pretium agrees to provide:

(a)	Pretium’s written consent, addressed to the relevant Crown regulatory body or bodies, to; and

(b)	Pretium’s willingness to use its commercially reasonable efforts to support,

the Crown granting the Purchaser any licences, permits, rights of way or other authorizations to give effect to the Proposed Access Plans (defined below) as agreed by the parties, if:

(c)	The engineers of both parties meet, with the relevant data of each party provided to the other in advance, and settle conceptual plans as necessary to plan such Tunnel Infrastructure so as to avoid interference with, or impacts on, Pretium’s ongoing mining and exploration operations and to minimize the possibility for interference with, or impacts on, potential future mining and exploration operations by Pretium, including on the Adjacent Claim;

(d)	Pretium receives, not less than 18 months before the proposed commencement of any use of, or construction of, Tunnel Infrastructure, detailed written plans developed by the Parties’ engineers for the use and construction of the proposed Tunnel Infrastructure, including (without limitation) the location and storage of any rock or soil materials removed by the Purchaser in connection with the construction of the Tunnel Infrastructure (collectively, the “Proposed Access Plans”); and

(e)	Pretium determines that such Proposed Access Plans (i) will not interfere with, or impact, Pretium’s ongoing mining and exploration operations, (ii) are not expected to interfere with, or impact, Pretium’s potential future mining and exploration operations on the Adjacent Claim, and (ii) include reasonably satisfactory legal and contractual protections for Pretium and its associates and affiliates in respect of any liabilities arising from the construction and use of the Tunnel Infrastructure by the Purchaser or its affiliates or representatives.

If Pretium provides such consent and efforts in support, the Purchaser agrees that no construction or use of the Tunnel Infrastructure by the Purchaser or its associates, affiliates, agents or representatives shall commence unless and until the Purchaser has, to Pretium’s reasonable satisfaction, obtained all legal and regulatory consents, permits or authorizations in order to permit such construction or use.

While the parties are following the foregoing process for settling Proposed Access Plans, the Purchaser shall pay all costs associated with all the preparation and review of the Proposed Access Plans (including the costs of any external advisors engaged by Pretium or the Purchaser in connection with the review and assessment of such Proposed Access Plans, whether or not the Tunnel Infrastructure is ultimately developed or used) and all costs associated with the implementation of the Proposed Access Plans, including (if applicable) the construction and maintenance of tunnels constructed and operated by the Purchaser, including all reclamation and compliance costs. If Pretium provides such consent and efforts in support, the Purchaser hereby indemnifies and saves harmless Pretium and its associates and affiliates from any and all claims, actions, causes of action, proceedings, losses (including loss of profit), damages, costs, liabilities and expenses incurred, suffered or sustained as a result of or in relation to the construction, maintenance or use of the Tunnel Infrastructure.

For greater certainty, nothing in this Agreement shall be construed as granting to the Purchaser any interest in the property, assets and rights of every description whether real, personal or mixed, relating to the Mineral Rights in respect of the Adjacent Claim.

4.7	Condition on Transfer of Adjacent Claim

Pretium must not transfer, sell, assign or otherwise dispose of the Adjacent Claim to a third party acquiror unless Pretium delivers to the Purchaser a deed under which the assignee covenants to assume and be bound by the terms of Section 4.6 (to the extent of the interest assigned). After Pretium has delivered such a deed to the Purchaser, Pretium shall be released and discharged from the observance and performance thereafter of its covenants, obligations and liabilities under Section 4.6 but only to the extent of the assumption thereof by the assignee.

4.8	Tax Matters

The Purchaser shall be solely liable for any and all transfer, sales, use, stamp, registration, value added and other such Taxes (including penalties and interest in respect thereof but excluding any income or capital taxes payable or collectible by Pretium as a result of the Transaction) (“Transfer Taxes”) incurred in respect of the Transaction, including liabilities arising from the reassessment or nonpayment of any such Transfer Taxes, but in each case only to the extent such Transfer Taxes or liabilities arise from the conveyance or a transfer of the Purchased Assets by Pretium to the Purchaser. Each party shall, at its own expense, timely file any tax return or other document with respect to such Transfer Taxes (and each party shall cooperate with each other party with respect thereto as reasonably necessary).

The Purchaser shall indemnify and save harmless Pretium and its shareholders, directors, officers, employees, advisors and agents from all claims, actions, causes of action, proceedings, losses, damages, costs, liabilities and expenses incurred, suffered or sustained as a result of a failure by the Purchaser:

(a)	to pay any Transfer Taxes payable or collectible by Pretium in connection with the conveyance or transfer of the Purchased Assets whether arising from a reassessment or otherwise, including provincial retail sales tax, if applicable; and/or

(b)	to file any returns, certificates, filings, elections, notices or other documents required to be filed by the Purchaser with any federal, provincial or other taxing authorities in connection with the conveyance or transfer of the Purchased Assets.

Without limiting the generality of the foregoing, the Purchaser acknowledges that in the event any Transfer Taxes are exigible in connection with the Transaction, such Transfer Taxes shall be in addition to the amounts payable under Section 2.2. For greater certainty, if Pretium is required by Law to collect any applicable Transfer Taxes from the Purchaser, the Purchaser shall pay such Transfer Taxes to Pretium on the Closing Date and Pretium will remit such amounts to the appropriate Governmental Authority and provide the Purchaser with evidence of such payment within seven (7) Business Days. Where Pretium is not required by Law to collect applicable Transfer Taxes, the Purchaser shall pay such Transfer Taxes directly to the appropriate Governmental Authority and shall provide evidence of such payment to Pretium within seven (7) Business Days.

4.9	Reclamation

Pretium agrees that, after the Closing Date, Pretium shall continue to be responsible for completing the reclamation of the Property that may be required under Mines Act Permit MX-1-842 as of the date of this Agreement as described in the Disclosure Letter. If, before Pretium completes such reclamation, the Purchaser is required to perform such reclamation by any order or direction under the Mines Act or as a condition to the Purchaser obtaining a permit or permits for its activities on the Property, Pretium covenants and agrees that:

(a)	Pretium will, to the extent it is reasonably practicable to do so, promptly perform the reclamation work within the required timeframes of the order or direction or the timeframe specified by the Purchaser, acting reasonably, for obtaining its permit(s); or

(b)	if Pretium is not willing or able to perform such work within the required timeframes, the Purchaser may complete such reclamation work and Pretium will reimburse the Purchaser for its reasonable direct costs of performing such work.

ARTICLE 5

CONDITIONS TO CLOSING

5.1	Mutual Conditions Precedent

The Parties are not required to complete the Transaction unless the following condition is satisfied on or as of the Closing Date, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	Illegality. No Law is in effect that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins any of the Parties from consummating the Transaction.

5.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Transaction unless each of the following conditions is satisfied on or as of the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	Representations and Warranties. The representations and warranties of Pretium set forth in this Agreement that are qualified by materiality or Material Adverse Effect qualifications shall be true and correct in all respects and all other representations and warranties of Pretium set forth in this Agreement shall be true and correct in all material respects except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, have a Material Adverse Effect, in each case, as of the Closing Date as if made on and as of such date except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be accordingly true and correct as of such earlier date; and Pretium shall have delivered a certificate confirming same to the Purchaser, executed by a senior officer of Pretium (without personal liability), addressed to the Purchaser and dated the Closing Date.

(b)	Performance of Covenants. Pretium has fulfilled or complied in all respects with each of the covenants and obligations of Pretium contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing Date and Pretium has delivered a certificate confirming same to the Purchaser, executed by a senior officer of Pretium, addressed to the Purchaser and dated the Closing Date.

(c)	No Material Adverse Effect. There shall not have occurred a Material Adverse Effect.

(d)	No Legal Action. There is no action or proceeding pending in Canada to prohibit or restrict the Transaction or prohibit or restrict the ownership or operation by the Purchaser or its affiliates of the Purchased Assets.

(e)	Property in Good Standing. The mineral claims comprising the Property (as set out in Schedule “B”) shall be in good standing as of the Closing Date.

(f)	Completion of Acquisition Financing. The Purchaser shall have completed an Acquisition Financing.

(g)	Deliveries to the Purchaser. Pretium shall have delivered, or caused to be delivered, to the Purchaser the following in form and substance satisfactory to the Purchaser, acting reasonably:

(i)	the certificates referred to in Section 5.2(a) and Section 5.2(b);

(ii)	the New Royalty agreement executed by Pretium;

(iii)	all conveyances, transfers, assignments, consents and other documents as may be required to convey to the Purchaser a 100% undivided interest in the Purchased Assets with good and marketable title, free and clear of all liens, charges and encumbrances, other than the Permitted Encumbrances;

(iv)	all third party consents and evidence of delivery of all third party notices required in connection with the transactions contemplated by this Agreement;

(v)	the Assignment and Assumption Agreements executed by Pretium; and

(vi)	copies or originals of such other documents, instruments, agreements or certificates necessary or advisable to consummate the transactions contemplated by this Agreement, as the Purchaser shall reasonably request.

(h)	Exchange Approval. The Purchaser shall have obtained any applicable approval required from the TSX and the NYSE for the transactions contemplated by this Agreement.

(i)	Title Opinion. Pretium shall have delivered a title opinion by reputable British Columbia counsel confirming ownership of the Property by Pretium and all Encumbrances registered against title to the Property in form and substance satisfactory to the Purchaser, acting reasonably, and including confirmation that Pretium has the corporate power and capacity to own its property and carry on the business carried on by it.

5.3	Additional Conditions Precedent to the Obligations of Pretium

Pretium is not required to complete the Transaction unless each of the following conditions is satisfied on or as of the Closing Date, which conditions are for the exclusive benefit of Pretium and may only be waived, in whole or in part, by Pretium in its sole discretion:

(a)	Representations and Warranties of the Purchaser. The representations and warranties of the Purchaser set forth in this Agreement that are qualified by materiality or Material Adverse Effect qualifications shall be true and correct in all respects and all other representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, have a Material Adverse Effect, in each case, as of the Closing Date as if made on and as of such date except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be accordingly true and correct as of such earlier date; and the Purchaser shall have delivered a certificate confirming same to Pretium, executed by a senior officer of the Purchaser (without personal liability), addressed to Pretium and dated the Closing Date.

(b)	Performance of Covenants of the Purchaser. The Purchaser has fulfilled or complied in all respects with each of the covenants and obligations of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing Date and the Purchaser has delivered a certificate confirming same to Pretium, executed by a senior officer of the Purchaser (without personal liability), addressed to Pretium and dated the Closing Date.

(c)	No Legal Action. There is no action or proceeding pending in Canada to prohibit or restrict the Transaction.

(d)	Deliveries by the Purchaser. The Purchaser shall have delivered or caused to be delivered to Pretium:

(i)	the New Royalty Agreement executed by the Purchaser;

(ii)	the Security Agreement executed by the Purchaser;

(iii)	the Assignment and Assumption Agreements executed by the Purchaser; and

(iv)	copies or originals of such other documents, instruments, agreements or certificates necessary or advisable to consummate the transactions contemplated by this Agreement, as Pretium shall reasonably request.

ARTICLE 6

TERM AND TERMINATION

6.1	Termination

(a)	This Agreement may be terminated prior to the Closing Date:

(i)	by the mutual written agreement of the Parties;

(ii)	by either Pretium or the Purchaser if:

(A)	the closing of the Transaction does not occur on or prior to the end of the day on the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 6.1(a)(ii)(A) if the failure of the closing of the Transaction to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants under this Agreement; or

(B)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Transaction illegal or otherwise permanently prohibits or enjoins Pretium or the Purchaser from consummating the Transaction, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 6.1(a)(ii)(B) has used its commercially reasonable efforts to appeal such Law (provided such Law is an order, injunction, judgment, decree or ruling) or otherwise have it lifted or rendered non-applicable in respect of the Transaction;

(iii)	by Pretium, acting in good faith, if a breach of any representation or warranty or failure to perform any covenant on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 5.3 not to be satisfied, and such breach or failure is incapable of being cured or is not cured by the Outside Date; provided that any Wilful Breach shall be deemed to be incurable;

(iv)	by the Purchaser, acting in good faith, if a breach of any representation or warranty or failure to perform any covenant on the part of Pretium under this Agreement occurs that would cause any condition in Section 5.2 not to be satisfied, and such breach or failure is incapable of being cured or is not cured by the Outside Date; provided that any Wilful Breach shall be deemed to be incurable.

(b)	The Party desiring to terminate this Agreement pursuant to Section 6.1(a) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

6.2	Effect of Termination

If this Agreement is terminated pursuant to Section 6.1, subject to Section 9.2, this Agreement shall become void and of no further force or effect without liability of any Party to any other Party to this Agreement except that no Party shall be relieved of any liability for any Wilful Breach by it of this Agreement.

ARTICLE 7

CLOSING

7.1	Date, Time and Place of Closing

The completion of the Transaction contemplated by this Agreement will take place at the Closing Time or on such other date and at such other time as may be agreed upon in writing between the Parties by electronic exchange, via email, of all closing deliveries of each Party as set out in this Article 7.

ARTICLE 8

INDEMNITY

8.1	Continuation of Representations, Warranties and Covenants

(a)	Subject to Section 8.1(f) below, the representations, warranties, acknowledgments and covenants of Pretium as set out in this Agreement are representations, warranties, acknowledgments and covenants on which the Purchaser has relied in entering into this Agreement and shall survive and continue in full force and effect for a period of two (2) years after the Closing Date.

(b)	Pretium agrees to indemnify and save the Purchaser harmless from and against any loss, damages, liability, claim, cost and expense (including without limiting the generality of the foregoing, reasonable legal fees) (collectively, “Damages”) which may be suffered or incurred by the Purchaser as a result of or in connection with (i) any breach of any such covenant or breach or inaccuracy of any such representation and warranty made by Pretium or a failure by Pretium to perform any such covenant, or (ii) subject to the terms and conditions set out herein, any failure of Pretium to transfer or cause the transfer of the legal and beneficial ownership of the Purchased Assets free and clear of all Encumbrances other than Permitted Encumbrances.

(c)	Notwithstanding anything contained in this Agreement to the contrary, (i) Pretium shall not be liable for any amounts for which the Purchaser is otherwise entitled to indemnification pursuant to Section 8.1(b) unless the aggregate amount of all Damages for which the Purchaser is entitled to indemnification exceeds, on a cumulative basis, $1,000,000 and then to the full extent of Damages from the first dollar, (ii) except in respect of a claim for Damages in respect of a breach of a Fundamental Representation by Pretium, no Damages may be claimed by the Purchaser under Section 8.1(b) and Pretium shall not be required to make indemnification thereunder to the extent the indemnification payments thereunder would, in the aggregate, exceed $20,000,000.

(d)	Subject to Section 8.1(f) below, the representations, warranties, acknowledgments and covenants of Purchaser as set out in this Agreement are representations, warranties, acknowledgments and covenants on which Pretium has relied in entering into this Agreement and shall survive and continue in full force and effect for a period of two (2) years after the Closing Date.

(e)	The Purchaser agrees to indemnify and save Pretium harmless from and against any Damages which may be suffered or incurred by Pretium as a result of or in connection with any breach of any such covenant or breach or inaccuracy of any such representation and warranty made by the Purchaser or a failure by the Purchaser to perform any such covenant.

(f)	Notwithstanding Sections 8.1(a) and 8.1(c), the covenants set forth in Sections 2.2, 4.6, 4.7, 4.8 and 4.9, and the provisions in Article 9 that apply to them, survive and continue in full force and effect indefinitely.

(g)	Notwithstanding anything contained in this Agreement to the contrary, (i) the Purchaser shall not be liable for any amounts for which Pretium is otherwise entitled to indemnification pursuant to Section 8.1(e) unless the aggregate amount of all Damages for which Pretium is entitled to indemnification exceeds, on a cumulative basis, $1,000,000 and then to the full extent of Damages from the first dollar.

ARTICLE 9

GENERAL PROVISIONS

9.1	Amendments

This Agreement may only be amended by mutual written agreement of the Parties.

9.2	Expenses

Each of Pretium and the Purchaser will be responsible for and bear all of its own costs and expenses (including any broker’s or finder’s fees and the expenses of its Representatives) incurred at any time prior to or after the Closing Date in connection with negotiating, evaluating, pursuing, or completing of the Transaction, whether or not the Transaction is consummated. For greater certainty, if the Transaction is completed, the Purchaser will be responsible for claims transfer fees payable to any applicable Governmental Entity in connection with the transfer of the Property to the Purchaser.

9.3	Further Assurances

From time to time after the Closing Date, each Party shall, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively undertake the transactions contemplated by this Agreement and the Royalty Agreement and to carry out the intent of this Agreement. Without limiting the generality of the foregoing, to the extent that any Purchased Asset is not, on and subject to the terms and conditions of this Agreement, transferred to the Purchaser, upon becoming aware or being notified of such failure to transfer such asset, Pretium shall use its best efforts to transfer, or to cause the transfer of, such asset to the Purchaser or take other appropriate steps to allow the Purchaser to enjoy the benefit of such arrangement or asset.

9.4	Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email and addressed:

(a)	to Pretium or to Pretium Parent at:

Pretium Exploration Inc.

Suite 2300 – 1055 Dunsmuir Street

Vancouver, BC V7X 1L4

Attention:	President
Email:	[Redacted – Personal Information]

with a copy to:

Blake, Cassels & Graydon LLP

Suite 2600 – 595 Burrard Street

Vancouver, BC V7X 1L3

Attention:	Bob Wooder
Email:	bob.wooder@blakes.com

(b)	to the Purchaser at:

KSM Mining ULC.

Suite 400 – 106 Front Street East

Toronto, ON M5A 1E1

Attention:	CEO
Email:	info@seabridgegold.net

with a copy to:

DuMoulin Black LLP

595 Howe Street

Vancouver, BC V6C 2T5

Attention:	J. Douglas Seppala
Email:	dseppala@dumoulinblack.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, email or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt). Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

9.5	Time of the Essence

Time is of the essence in this Agreement.

9.6	Third Party Beneficiaries

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any other Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

9.7	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

9.8	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

9.9	Successors and Assigns

(a)	This Agreement becomes effective only when executed by the Purchaser and Pretium. After that time, it will be binding upon and enure to the benefit of the Purchaser and Pretium and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by Pretium without the prior written consent of the Purchaser. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by the Purchaser without the prior written consent of Pretium.

9.10	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.11	Governing Law

(a)	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.

(b)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

9.12	Guarantee

Pretium Parent hereby guarantees to the Purchaser the full, prompt, and complete fulfillment of all obligations of Pretium (or its permitted successors and assigns hereunder) as stated in this Agreement. Solely for the purposes of Section 3.1 and this Section 9.12, Pretium Parent hereby represents and warrants to the Purchaser that Pretium Parent has full power and authority to execute this Agreement and to deliver this guarantee and to perform any corresponding obligations arising under this guarantee. Pretium Parent agrees that this guarantee under this Section 9.12 represents a valid and legal obligation of Pretium Parent, enforceable according to its terms herein, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies. Pretium Parent executes this Agreement solely for the purposes of Section 3.1 and this Section 9.12, and represents that the delivery by Pretium Parent of this guarantee has been duly approved by all requisite corporate or other applicable action of Pretium Parent. Pretium Parent hereby consents, and agrees to be bound by, the provisions set forth in Section 3.1 and this Section 9.12.

9.13	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

PRETIUM EXPLORATION INC.

By:	“Jacques Perron”
	Name:	Jacques Perron
	Title:	President

PRETIUM RESOURCES INC.

By:	“Jacques Perron”
	Name:	Jacques Perron
	Title:	President and Chief Executive Officer

KSM MINING ULC

By:	“Rudi Fronk”
	Name:	Rudi Fronk
	Title:	President

SCHEDULE “A”

EXISTING ROYALTIES

The Dawson Royalty covers a portion of Snowfield: Net smelter returns royalty payable to Sandra L. Watts, equal to 2% of one-half of the net smelter returns received from the sale of all ores, metals and concentrates from the mineral claim known as “Xray 8” , located in the Sulphurets Area, Skeena Mining Division in the Province of British Columbia, Canada (the “Xray 8 Claim”). A maximum of $650,000 is payable in total under the royalty, but such maximum applies to the royalties payable in respect of the X-Ray 2, X-Ray 6 and X-Ray 8 claims, and the payor may deduct all purchase monies and annual advance royalties paid to the royalty holder. There is also a royalty buyout of $450,000 applicable to the X-Ray 2, X-Ray 6 and X-Ray 8 claims, pursuant to, inter alia, a Purchase Agreement dated December 31, 1990 among Newhawk, Granduc Mines Limited and Grace Dawson, a Purchase Agreement dated February 3, 1992, a Memorandum of Understanding dated February 4, 1992 and an Assignment and Assumption Agreement dated February 4, 1992, all between Placer Dome Inc. and Newhawk, an Assumption Agreement dated June 12, 2001 between Seabridge Resources Inc. and Newhawk and a letter dated February 6, 2007 from Grace Dawson authorizing the permanent transfer of her entire royalty interests to Sandra L. Watts.

A-1

SCHEDULE “B”

SNOWFIELD NET SMELTER RETURNS ROYALTY AGREEMENT

THIS ROYALTY AGREEMENT dated as of the ____ day of December, 2020.

BETWEEN:

KSM MINING ULC, a corporation incorporated under the laws of British Columbia

(“Payor”)

AND:

PRETIUM EXPLORATION INC., a corporation incorporated under the laws of British Columbia

(the “Recipient”)

WHEREAS the Payor has this day acquired from the Recipient, and is the registered and beneficial owner of, the mineral claim (the “Claim”) set out in Schedule “C” of a Property Purchase Agreement between Payor and the Recipient dated December 4, 2020, (the “Purchase Agreement”); and

AND WHEREAS the Purchase Agreement provides that the Payor shall enter into this agreement to grant the Royalty (as defined below) to the Recipient on and subject to the terms set out herein.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which is acknowledged by each of the parties), the parties agree as follows:

1.	Net Smelter Returns – For the purpose hereof, the term “Net Smelter Returns” shall, subject to paragraphs 2, 3, 4, and 5 below, mean gross revenues received from the sale by the Payor of all ore mined from the Claim and from the sale by the Payor of concentrate, doré, metal and products derived from ore mined from the Claim (the “Products”), after deduction of the following:

(a)	all smelting and refining costs, sampling, assaying and treatment charges and penalties including but not limited to metal losses, penalties for impurities and charges for refining, selling and handling by the smelter, refinery or other purchaser (including price participation charges by smelters and/or refiners); and

(b)	costs of handling, transporting, securing and insuring such material from the Claim or from a concentrator, whether situated on or off the Claim, to a smelter, refinery or other place of treatment and then on to the place of sale, and in the case of gold or silver concentrates, security costs; and

(c)	ad valorem taxes and taxes based upon sales or production, but not income taxes.

2.	Non-Arm’s Length Revenue – Where revenue otherwise to be included under this Royalty Agreement is received by the Payor in a transaction with a party with whom it is not dealing at arm’s length, the revenue to be included shall be based on the market price under the circumstances and at the time of the transaction. For this purpose, the market price is:

(a)	in relation to Products that are gold or silver, the daily arithmetic average price for the applicable metal, quoted as the London PM fix price for gold (expressed in US$ per troy ounce) and the London fix price for silver (expressed in US$ per troy ounce) by the London Bullion Market Association for the relevant quarter in which the Products are sold; and

(b)	in relation to Products that are not gold or silver, the daily arithmetic average price for the applicable Product, calculated by the London Metal Exchange in respect of the contract reported most commonly in the financial media as the spot price for the relevant quarter in which the Product is sold.

3.	Non-Arm’s Length Costs – Where a cost otherwise deductible under this Royalty Agreement is incurred by the Payor in a transaction with a party with whom it is not dealing at arm’s length, the cost to be deducted shall be the fair market cost under the circumstances and at the time of the transaction.

4.	Currency – For the purpose of determining Net Smelter Returns, all receipts and major disbursements will be calculated in U.S. dollars. Revenues received or costs incurred in Canadian Dollars will be converted into U.S. Dollars for the purposes of calculating net smelter returns for a quarter using the arithmetic average of the monthly average CAD$:US$ exchange rate published by the Bank of Canada for each month in the quarter.

5.	Hedging – The Payor may, but shall not be under any duty to, engage in price protection (hedging) or speculative transactions such as futures contracts and commodity options in its sole discretion covering all or part of production from the Claim and, except in the case where Products are actually delivered and a sale is actually consummated under such price protection or speculative transactions, none of the revenues, costs, profits or losses from such transactions shall be taken into account in calculating Net Smelter Returns or any interest therein.

6.	Commingling – The Payor shall have the right to commingle ore from the Claim with ore from other mineral tenures and waste rock from the Claim with waste rock from other mineral tenures. Before any ore from the Claim is commingled with ore from other properties, the ore produced from the Claim shall be measured and sampled in accordance with sound mining and metallurgical practices for the tonnages and location of ore and the characteristics of such material including the metal content of ore removed from, the estimated recovery of metals from ore from, and to any special charges relating particularly to ore, concentrates or other products or the treatment thereof derived from, the Claim and such mining tenures. Representative samples of the ores shall be retained by the Payor and Payor shall retain such analyses for a reasonable amount of time, but not less than twenty four (24) months, after Payor makes payment of the Royalty in relation to the ore so processed from the Claim, and shall retain such samples taken from the Claim for not less than thirty (30) days after collection. The determination of whether material mined from the Claim is ore and sent to the mill or waste rock will be made by the Payor in its sole discretion.

7.	NSR Interest – The Payor hereby grants to the Recipient a royalty (the “Royalty”) in respect of the Claim entitling the Receipt to payment equal to 1.5% of Net Smelter Returns. The Payor shall be entitled to deduct from any amounts payable under this Agreement the amount of the Advance Royalty Payment paid by the Payor to the Recipient as required by the Purchase Agreement and this Agreement.

8.	Advance Royalty Payment – As a repetition of part of its obligations set out in Section 2.2 of the Purchase Agreement, not as the creation of a new, independent obligation, the Payor shall pay to the Recipient the Advance Royalty Payment (being $15 million) within six (6) months following the earlier of: (i) commencement of commercial production from the Property (as defined in the Purchase Agreement) or any part thereof; and (ii) announcement by the Payor (or one of the companies which owns, directly or indirectly, shares of the Payor) of a Bankable Feasibility Study (as defined in the Purchase Agreement) which includes production of reserves from the Property.

9.	Payments – Except as required in Section 8 of this Agreement in respect of the Advance Royalty Payment, payments of the Royalty shall be made to the Recipient within 45 days after the end of each calendar quarter in which Net Smelter Returns, as determined on the basis of final adjusted invoices, are received by the Payor. All such payments shall be made in U.S. dollars.

10.	Calculations – After the year in which commercial production is commenced on the Claim, the Recipient receiving a percentage of Net Smelter Returns from the Payor (whether directly or by way of set-off against the Advance Royalty Payment) shall be provided annually on or before April 1 with a copy of the calculation of Net Smelter Returns, determined in accordance with this Royalty Agreement, for the preceding calendar year, certified correct by the Payor.

11.	Audits – The Recipient will have the right to engage, at its cost, independent auditors to audit any annual calculation of Net Smelter Returns provided by the Payor documenting the calculation of the Royalty payments made during the preceding year provided such audit is completed within one hundred and eighty (180) days of receipt by the Recipient of the documentation of the calculation of the Royalty payments for that year. The independent auditors engaged by the Recipient must be a firm of nationally recognized professional accountants with experience auditing large scale precious or base metals mining operations. Any such audit shall be for a reasonable length of time during regular business hours, at a mutually convenient time, upon at least ten (10) Business Days’ prior written notice by the Recipient, and the Payor will grant all such rights of access to the independent auditors as may reasonably be required to conduct the audit, subject at all times to the reasonable workplace rules and supervision of the Payor, and provided that any rights of access do not unreasonably interfere with any exploration, development, mining or milling activities conducted on the Claim. If the audit conducted by the Recipient concludes that the Payor has underpaid any Royalty payments in the preceding year, then the Payor and the Recipient and their respective auditors will meet within fifteen (15) days of the Recipient advising the Payor of such a conclusion to discuss the details of the audit and the determination of an underpayment as well as the related accounting policies and attempt to reach agreement on the amount of the underpayment, if any. If there is no agreement reached and the Recipient decides to pursue a claim against the Payor for underpayment, the Payor’s liability in such proceedings for an underpayment shall be:

(a)	the amount of the underpayment, if any, finally determined in any proceedings brought by the Recipient; and

(b)	if the size of the underpayment is greater than 5% of the Royalty payments made to the Recipient in the previous year, the Recipient’s costs of the audit of such Royalty payments.

12.	Rights of Parties –

(a)	The Payor and the Recipient expressly acknowledge and agree that the grant of Royalty hereunder is intended to be binding upon the successors and assigns of Payor and all successors of the Payor in title to the Claim, that the Royalty constitutes an interest in the Claim and will run with the title to the Claim so that any disposition or transfer of the Claim, or any interest therein, shall be subject to the Royalty. For greater certainty, it is the intent of the Payor and Recipient hereto that, to the extent allowed by law, the Royalty shall constitute a vested interest in and a covenant running with the Claim and all successions thereof whether created privately or through governmental action;

(b)	Other than the Advance Royalty Payment, the payment of which shall be governed by Section 2.2 of the Purchase Agreement (and as repetition, Section 8 of this Agreement), all payments due to the Recipient on account of the Royalty shall become the property of the Recipient at the time of receipt by the Payor of the Net Smelter Returns and shall be held by the Payor in trust for the Recipient until paid to the Recipient.

(c)	The Payor shall, upon request of the Recipient, sign and deliver to the Recipient, and the Recipient may register or otherwise record against the Claim, such form of notice or other document as the Recipient may reasonably request to give notice of the existence of the Royalty to third parties. The Payor shall be responsible (at its sole cost) for obtaining any and all authorizations and other rights (including third party notices and consents) necessary in connection with creation of the Royalty and its registration against the Claim.

(d)	The Payor will also take all commercially reasonable steps and perform all commercially reasonable acts, and execute and deliver such agreements and other documents as the Recipient may reasonably request to secure payment of the Royalty and protect the Recipient’s right to receive the Net Smelter Returns as contemplated herein provided that the Payor shall not be required to grant any rights (including security interests) in excess of the rights granted by the Payor pursuant to the Security Agreement.

(e)	The Payor shall provide its written consent or signature to any documents or things reasonably necessary to accomplish the registration of this Agreement, any related security document (including the Security Agreement) and any related notice, financing statement, instrument, document or other agreement, as applicable, in (i) British Columbia’s Personal Property Registry; and (ii) British Columbia’s Mineral Titles Online Registry, or any other registry or office in accordance with applicable law, with respect to any surface rights comprising the Property.

(f)	Subject to the proviso in the last sentence of this Section 12(f), the Recipient acknowledges and agrees that any security granted pursuant to Section 12(d) by the Payor and the obligations secured thereunder shall be fully subordinated and postponed to any lien granted by the Payor in relation to any project finance facility (including, without limitation, any working capital facility, line of credit or bridge loan that is financed at or around the same time as and is in connection with a project finance facility or prospective project finance facility or that is expected to be refinanced pursuant to a project finance facility). The Recipient agrees that it shall, upon receipt of written request from the Payor, sign (or cause to be signed) all further documents, do (or cause to be done) all further acts, and provide all reasonable assurances as may reasonably be necessary or desirable to give effect to this subordination and postponement, provided that such documents acknowledge the Royalty and include provisions whereby the counterparty agrees:

(i)	not to raise any objection to or opposition to or to disclaim, terminate or foreclose the right of the Recipient to the payment by the Payor of the Royalty;

(ii)	that in the event of enforcement by such counterparty or any receiver appointed by such counterparty, the rights of the Recipient in respect of the Royalty will be recognized (but will remain postponed and subordinated) and any transferee of the Claim shall agree to be bound by the terms of the Royalty; and

(iii)	that the counterparty will not dispose of its lien or interest in the Claim unless the acquiror of such counterparty’s interest agrees to be bound by the same terms and conditions herein.

13.	Operations – The Payor shall be entitled to:

(a)	Make all operational decisions with respect to the methods and extent of mining and processing of ore, concentrate, doré, metal and products produced from the Claim (for example, without limitation, the decision to process by heap leaching rather than conventional milling);

(b)	Make all decisions relating to sales of such ore, concentrate, doré, metal and products produced; and

(c)	Make all decisions concerning temporary or long-term cessation of operations.

14.	Annual Reports – Within 120 days following the end of each calendar year, the Payor shall provide the Recipient with an annual report of all activities and operations conducted upon or with respect to the Claim during the preceding calendar year, together with a description of the activities and operations anticipated during the current year (including estimates of expenditures, production, ore reserves and any Net Smelter Returns payable).

15.	Continuing Interest and Relinquishment of Claim. The Royalty shall attach to any amendments, relocations or conversions of any mineral claim, mining lease or other tenure comprising the Claim, or to any renewals or extensions thereof. If the Payor or any affiliate or successor or assign of Payor surrenders, allows to lapse or otherwise relinquishes or terminates its interest in any of the Claim in accordance with Section 18 of this Royalty Agreement, then such surrendered, lapsed, relinquished or abandoned portion of the Claim will no longer form part of the Claim for purposes of this Royalty Agreement. If within a period of two (2) years after the effective date of relinquishment or abandonment the Payor or any of its affiliates reacquires a direct or indirect interest in mineral rights in the land covered by the portion of the Claim so surrendered, lapsed, relinquished or abandoned, then from and after the date of such reacquisition such reacquired mineral rights shall be included in the Claim and the Royalty shall apply to such interest so acquired. The Payor shall give written notice to Recipient within ten (10) days of any acquisition or reacquisition of mineral rights in the land covered by the portion of the Claim surrendered, lapsed, relinquished or abandoned.

16.	Assignment

(a)	If the Recipient wishes to sell, transfer, assign or otherwise dispose of, in whole or in part, any of its rights to the Royalty (such transaction being, a “Disposition” and the rights to be sold being, the “Offered Interest”) to one or more third parties then, the Recipient must first offer the Payor the right to acquire such Offered Interest on the same terms as the Disposition in a written notice (the “Notice”) setting forth the name of the proposed third party acquiror and the terms and conditions (in the form of a definitive transaction agreement) upon which the Recipient is prepared to complete the Disposition of the Offered Interest and comply with the remaining provisions of this Section 16.

(b)	A Notice shall be deemed to constitute an offer (“1st Offer”) by the Recipient to the Payor to sell, transfer, assign or otherwise dispose of the Offered Interest on the terms and conditions set out in the Notice and shall be open for acceptance by the Payor for a period of forty-five (45) calendar days from the date of the Payor’s receipt of the Notice. If the Payor gives notice to the Recipient electing to accept the 1st Offer as to all (but not less than all) of the Offered Interest within such forty-five (45) calendar day period, such acceptance shall constitute a binding agreement of purchase and sale between the Recipient and the Payor in respect of the Offered Interest on the terms and conditions set out in the Notice, and such Disposition shall be consummated within twenty (20) calendar days of such acceptance; provided that, if any governmental approvals are required in connection with such transaction, such twenty (20) calendar day period shall be extended until the expiration of five days following the date on which all governmental approvals required with respect to such proposed transaction are obtained (including the expiration or termination of any applicable waiting periods under applicable law).

(c)	If the Payor does not accept the 1st Offer as to all (but not less than all) of the Offered Interest within the forty-five (45) calendar day period, the Recipient may complete a Disposition of all (but not less than all) of the Offered Interest to the proposed third party acquiror as set out in the Notice on (i) the terms and conditions set out in the Notice, and (ii) the terms and conditions of this Agreement, provided that, within forty-five (45) calendar days of the expiration of the right of the Payor to accept the 1st Offer provided for in this Section 16:

(i)	such Disposition shall be completed; and

(ii)	the Recipient has delivered notice of such Disposition to the Payor,

failing which the Recipient must again comply with the provisions of this Section 16 in respect of a Disposition of the Offered Interest.

(d)	The Payor must not transfer, sell, assign or otherwise dispose of all or any interest in the Claim or this Royalty Agreement unless the Payor delivers to the Recipient a deed under which (i) the assignee covenants to assume and be bound by the terms of this Royalty Agreement (to the extent of the interest assigned) and (ii) the assignee agrees to enter into a security agreement with the Recipient on substantially the same terms as the Security Agreement. After the Payor has delivered such a deed to the Recipient, the Payor shall be released and discharged from the observance and performance thereafter of its covenants, obligations and liabilities under this Royalty Agreement but only to the extent of the assumption thereof by the assignee. The Payor may not Transfer any interest in this Royalty Agreement except in accordance with this Section 16(d) of this Royalty Agreement.

17.	Time – Time is of the essence in the performance of any and all of the obligations of the parties, including, without limitation, the payment of monies.

18.	Governing Law – This Royalty Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The courts of the Province of British Columbia have jurisdiction to settle any dispute arising out of or in connection with this Royalty Agreement. The parties hereto agree that the courts of the Province of British Columbia are the most appropriate and convenient courts to settle any such dispute.

19.	Amendments – This Royalty Agreement may not be amended except by written agreement between the parties hereto.

20.	Counterparts – This Royalty Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Royalty Agreement as of the day and year written on the first page.

KSM MINING ULC.

Per:
Rudi Fronk, President

PRETIUM EXPLORATION INC.

Per:
Authorized Signatory

SCHEDULE “C”

PROPERTY

Skeena Mining Division, British Columbia

Tenure Number	Claim Name	Tenure Type
509216		Mineral Claim

C-1

SCHEDULE “D”

REPRESENTATIONS AND WARRANTIES OF PRETIUM

1.	Organization and Qualification. Pretium is a corporation incorporated, validly existing and in good standing under the Laws of British Columbia, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. Pretium is qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which such qualification, licensing or registration is necessary except to the extent that any failure of Pretium to be so qualified, licensed or registered or to be in good standing would not materially affect the Purchased Assets, the business or operations contemplated to be carried on in respect thereof or the liabilities, obligations or prospects related thereto, and has all Authorizations required to own, lease and operate the Purchased Assets and to conduct its business as now owned and conducted in respect of the Purchased Assets.

2.	Corporate Authorization. Pretium has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by Pretium of its obligations under this Agreement and the consummation of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Pretium and no other corporate proceedings on the part of Pretium are necessary to authorize this Agreement or the consummation of the Transaction and the other transactions contemplated hereby.

3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by Pretium, and constitutes a legal, valid and binding agreement of Pretium, enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.	Governmental Authorization. Except for the transfer of title of Mineral Claim 509126 to the Purchaser pursuant to Section 5.2(g)(iii) of this Agreement, the execution, delivery and performance by Pretium of its obligations under this Agreement and the consummation of the Transaction and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by Pretium.

5.	Non-Contravention. The execution, delivery and performance by Pretium of its obligations under this Agreement and the consummation of the Transaction and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of Pretium’s constating documents;

(b)	assuming compliance with the matters referred to in Paragraph 4 of this Schedule “D”, contravene, conflict with or result in a violation or breach of Law;

(c)	allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Pretium is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or any Authorization to which Pretium is a party or by which Pretium is bound, relating to the Purchased Assets or the business or operations contemplated to be carried on in respect thereof; or

(d)	result in the creation or imposition of any Encumbrance upon any of the Purchased Assets.

6.	No Undisclosed Liabilities. To the knowledge of Pretium, except as set out in the Pretium Disclosure Letter, there are no material liabilities or obligations of Pretium of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise which relate in any way to the Purchased Assets, the business or operations contemplated to be carried on in respect thereof or the liabilities, obligations or prospects related thereto, other than liabilities or obligations incurred pursuant to the Assumed Contracts and liabilities relating to Permitted Encumbrances.

7.	Absence of Certain Changes or Events. Other than the transactions contemplated in this Agreement, the business of Pretium as it relates to the Purchased Assets has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

8.	Compliance with Laws. Pretium has been, in compliance in all material respects with Law in connection with the ownership, use, maintenance and operation of the Purchased Assets. Pretium has not been charged with nor, to the knowledge of Pretium, is under any investigation with respect to or threatened to be charged with, nor has Pretium received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity in connection with the ownership, use, maintenance and operation of the Purchased Assets.

9.	Real Property Matters.

(a)	Other than Permitted Encumbrances and as otherwise set out in the Pretium Disclosure Letter, Pretium is the absolute 100% legal, registered and beneficial owner of the Purchased Assets and holds either freehold title, leases, concessions, claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in British Columbia (collectively, “Property Rights”), in respect of the Mineral Rights located in the Property in which Pretium has an interest, under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments and, except for Permitted Encumbrances, Pretium holds an interest in the Property free and clear of any Encumbrances.

(b)	There are no royalty or similar obligations in place with respect to the Property other than the Existing Royalties.

(c)	There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the Property.

(d)	All of the Property Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(e)	The Property Rights are in good standing under Law, and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(f)	To the knowledge of Pretium, except as set out in the Pretium Disclosure Letter, there is no material adverse claim, known, threatened or in process, against or challenge to the title to or ownership of any of the Property Rights, Mineral Rights, Authorizations including any asserted aboriginal title or other rights from aboriginal peoples, Métis, first nations or treaty nations authorities, communities or groups, and Governmental Entities.

(g)	To the knowledge of Pretium, other than Permitted Encumbrances, no portion of the Purchased Assets is within any protected area, conservation area, rescued area, reserve, reservation, reserved area, resource management zones or special needs lands as designated by any Governmental Entity which could materially impair the operation and development of the Purchased Assets.

(h)	All Property Rights in respect of the Property have been validly registered and recorded in accordance with Law and are valid and subsisting; and each of the Property Rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Pretium.

(i)	To the knowledge of Pretium, no restrictions have been imposed by any Governmental Authority on the rights of entry and exit to and from the Property nor has there been any interference from any other Person with respect to access rights.

(j)	To the knowledge of Pretium, any assessment reports filed by Pretium or its affiliates with the applicable Mineral Titles Branch office with respect to assessment work conducted on Property are accurate in all material respects.

(k)	Pretium does not know of any claim or the basis for any claim that could reasonably be expected to materially and adversely affect the right of Pretium to use, transfer or otherwise explore, develop or mine mineral deposits on the Property.

(l)	No legal or governmental proceedings or inquiries are pending to which Pretium is a party or to which the Property is subject that would result in the revocation or modification of any Authorization related to the Property, or necessary for the business or operations contemplated to be carried on in respect thereof and, to the knowledge of Pretium, no such legal or governmental proceedings or inquiries are pending, threatened or being contemplated.

10.	No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Pretium, or on or following the Closing Date, of all or any portion of the Purchased Assets.

11.	Historic Agreements. To the knowledge of Pretium, Appendix I to this Schedule E sets forth a list of all of the agreements under which it acquired its rights and interests in the Purchased Assets or its predecessors in interest acquired their rights and interests in the Purchased Assets and agreements under which others hold rights, interests or entitlements in respect of the Purchased Assets which are presently in effect.

12.	Exploration, Development and Mining Activities. All exploration, development and mining activities on the Property by Pretium or its Representatives have been conducted in all material respects in accordance with good exploration practices and all applicable workers’ compensation and health and safety and workplace Laws, regulations and policies have been complied with in all material respects.

13.	Environmental Matters.

(a)	Neither Pretium nor any of its Subsidiaries has been and is currently in violation of, in connection with the ownership, use, maintenance, operation, closure or remediation of the Purchased Assets, in any material respect, any Environmental Laws.

(b)	Without limiting the generality of Paragraph 13(a), Pretium does not have any knowledge of, and has not received any notice of, any claim, judicial or administrative proceeding or investigation, pending or threatened against, or which may affect, either Pretium or any of its property, assets or operations, relating to, or alleging any violation of, any Environmental Laws in connection with the ownership, use, maintenance, operation, closure or remediation of the Purchased Assets by Pretium. Pretium is not aware of any facts or conditions which could give rise to any such claim or judicial or administrative proceeding in respect of the Purchased Assets. Neither Pretium, nor any of its property, assets or operations which relate to the Purchased Assets is the subject of any investigation, evaluation, audit or review by any Governmental Entity to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a Release of any Hazardous Substances into the Environment, except for compliance inspections conducted in the normal course by any Governmental Entity.

(c)	Pretium has occupied the Property and has received, handled, used, stored, treated, shipped and disposed of all hazardous or toxic substances or wastes, pollutants or contaminants in material compliance with all applicable Environmental Laws.

(d)	There are no orders, rulings or directives issued, pending or, to the knowledge of Pretium, threatened against Pretium in connection with the ownership, use, maintenance or operation of the Purchased Assets under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the Purchased Assets.

(e)	There are no costs, damages or other liabilities arising from or related to: (i) the presence, emission, migration, disposal, Release or threatened Release of any Hazardous Substances (including any investigation, assessment, remediation, monitoring or other work) on the Property, in order to prevent, address or mitigate liabilities that have been, are being or may reasonably be incurred; (ii) and no Purchased Assets have been used for the disposal of waste, Release or transportation of, any substance, material or waste in violation of any Environmental Laws, or that may reasonably adversely affect the use or value of the Property or otherwise result in liability.

14.	Aboriginal Matters.

(a)	Except as set out in the Pretium Disclosure Letter, Pretium: (i) is not a party to any arrangement or understanding with aboriginal peoples, Métis, first nations or treaty nations authorities, communities or groups in relation to the environment or the exploration or development of the Property, or in connection with, the Purchased Assets; (ii) is not currently engaged or involved in any disputes, discussions or negotiations in relation to the Property with aboriginal peoples, Métis, tribal or native authorities, communities or groups, or Governmental Entity; and (iii) has not received notice of any existing claim with respect to the Purchased Assets, either from aboriginal peoples, Métis, first nations or treaty nations authorities, communities or groups or any Governmental Entity, indicating that any part of the Purchased Assets infringes upon or has an adverse effect on aboriginal rights or interests.

(b)	Other than as disclosed to the Purchaser in writing, no specific requirements related to cultural or archaeological sites or resource management zone or reserve or traditional lands of First Nations, Métis, first nations or treaty nations authorities, communities or groups located within the Property are currently having, or could reasonably be expected to have, any impact on the mining, development or exploration activities or plans of Pretium or any of its Subsidiaries.

15.	Restrictions on Conduct of Business. Pretium is not a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to limit in any material respect the manner or the localities in which all or any portion of the business or operations contemplated to be carried on in respect of the Purchased Assets may be conducted.

16.	Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of Pretium threatened against or relating to Pretium that might affect the Purchased Assets, the business or operations contemplated to be carried on in respect thereof or the liabilities, obligations or prospects related thereto by or before any Governmental Entity.

17.	Taxes. No failure, if any, of Pretium to duly and timely pay all Taxes, including all instalments on account of Taxes for the current year, that are due and payable will result in an Encumbrance on the Purchased Assets.

18.	Disclosure. The representations and warranties of Pretium contained in this Agreement and in any other document delivered under this Agreement are true and correct and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in those representations and warranties not misleading to a prospective purchaser of the Purchased Assets.

19.	Residency. Pretium is not a non-resident of Canada for the purposes of the Tax Act.

APPENDIX I

HISTORIC AGREEMENTS

1.	In 1985 Newhawk Gold Mines Ltd. and Lacana Ex (1985) Inc., a wholly-owned subsidiary of Corona Corporation, entered into a 50:50 joint venture with Granduc Mining Limited (which entity staked the original Sulpherates claims, including the Property) allowing Newhawk Gold Mines Ltd. and Lacana Ex (1985) Inc. to earn a 60% interest in the Sulphurets Property (including the Property). By late 1986, Newhawk Gold Mines Ltd. and Lacana Ex (1985) Inc. had each earned a 30% interest and in November 1987, Newhawk Gold Mines Ltd. purchased Lacana Ex (1985) Inc. from Corona Corporation. In 1992, Newhawk Gold Mines Ltd. purchased Granduc Mining Limited’s 40% interest, increasing its interest to 100% in the Property. Pretium does not have knowledge of the agreements and particulars thereof that were entered into in connection with the foregoing transactions.

2.	Arrangement Agreement between Newhawk Gold Mines Ltd., Silver Standard Resources Inc. and SSR Acquisition Inc. dated July 22, 1999.

3.	Purchase Agreement between Newhawk Gold Mines Ltd. and 761033 B.C. Ltd. dated June 27, 2006.

4.	Purchase Agreement between 761033 B.C. Ltd. and 777666 B.C. Ltd. dated December 21, 2006.

5.	Acquisition Agreement between Silver Standard Resources Inc. and Pretium Resources Inc. made as of October 28, 2010.

6.	Amending Agreement to the Acquisition Agreement between Silver Standard Resources Inc. and Pretium Resources Inc. made as of November 4, 2010.

7.	General Conveyance, Assignment and Assumption Agreement between 0777666 B.C. Ltd. and 0890693 B.C. Ltd. made as of December 20, 2010.

8.	Purchase and sale Agreement between 0777666 B.C. Ltd. and 0890693 B.C. Ltd. made as of December 20, 2010.

9.	See Schedule “A” in respect of the Existing Royalties.

I-1

SCHEDULE “E”

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.	Organization and Qualification. The Purchaser is a corporation incorporated, validly existing and in good standing under the Laws of British Columbia and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

2.	Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Transaction and the other transactions contemplated hereby.

3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.	Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transaction and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (i) filings with the Canadian and American securities authorities, and the TSX and NYSE, if any; and (ii) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Transaction and the transactions contemplated hereby.

5.	Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transaction and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Purchaser’s constating documents; or

(b)	assuming compliance with the matters referred to in Paragraph 4 of this Schedule “F”, contravene, conflict with or result in a violation or breach of Law.

E-1

SCHEDULE “F”

PERMITTED ENCUMBRANCES

1.	Based on current government of British Columbia information, the following First Nations may have aboriginal interests in the mineral tenure area:

(a)	Consultative Area: Tsetsaut Skii km Lax Ha; and

(b)	Consultative Area: Nisga’a – Nass Area.

2.	Mineral Title overlaps with the following legal and administrative interest:

(a)	Permitting Region: Skeen Natural Resource Region

(b)	Reserve(s): (i) 1002842 - Uranium and Thorium Reserve, Mineral and Placer – No Staking; and (ii) 333110 – Post 1988 Crown Grants Reserve, Mineral and Placer – No Staking.

3.	Two ungulate winter ranges: (i) u-6-002 Order in Council setting out Mountain Goat winter range; and (ii) M-ORAM proposed winter range for Mountain Goat (note that the map for M-ORAM does not show the proposed polygons extending into Snowfield).

4.	Two overlapping mineral claims areas:

(a)	Tenure 1031440 Mining Lease owned by KSM Mining ULC – An approximate area of 1.68 ha with north-south length of approximately 806 m along the west boundary of Snowfield Mineral Tenure with a west-east width of approximately 35 m.

(b)	Tenure 392438 Mineral Claim owned by Eskay Mining Corp. - An irregular shaped area of approximately 48 ha on the north and northeast sides of Snowfield mineral tenure. This roughly L shaped area extends along the north boundary east-west for approximately 1,771 m with a north-south width of 204 m and along the east boundary for a north-south length of approximately 560 m with an east-west width of approximately 302 m.

These measurements of two areas overlap and extend from the northeast corner of Snowfield tenure.

5.	Trapline license TR0621T003.

6.	To the knowledge of Pretium, two recreational licenses cover an area that includes the Property: (i) heli-skiing license 6406136; and (ii) guide outfitting license 601074 and guiding territory certificate 601113.

F-1

SCHEDULE “G”

ADJACENT CLAIM

Skeena Mining Division, British Columbia

Tenure Number	Claim Name	Tenure Type
509223		Mineral Claim

G-1

SCHEDULE “H”

SECURITY AGREEMENT

[See Attached]

H-1

MORTGAGE, CHARGE AND SECURITY AGREEMENT

THIS MORTGAGE, CHARGE AND SECURITY AGREEMENT is made as of the day of December, 2020, by KSM MINING ULC (the “Chargor”), a British Columbia unlimited liability company having an office at Suite 400 – 106 Front Street East Toronto, Ontario M5A 1E1, in favour of PRETIUM EXPLORATION INC. (“Pretium”).

FOR VALUABLE CONSIDERATION (the receipt and sufficiency of which are hereby acknowledged), the Chargor covenants, acknowledges, represents and warrants to and in favour of Pretium as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Agreement” means this Mortgage, Charge and Security Agreement and all schedules or registration forms attached thereto and all amendments, modifications, renewals or replacements thereto.

“Charges” means, collectively, any and all Liens granted by the Chargor to Pretium in this Agreement.

“Deferred Payment” means $20,000,000.00 to be paid to Pretium on the terms set out in Section 2.2 of the Property Purchase Agreement.

“Expenses” means any and all reasonable and documented out-of-pocket costs and expenses incurred from time to time by Pretium, or any Receiver, in the review, execution and delivery of this Agreement, in the perfection or preservation of the Charges and any and all expenses incurred from time to time by Pretium, or any Receiver, in enforcing payment or performance of the Secured Obligations or any part thereof or in locating, taking possession of, transporting, holding, repairing, processing, preparing for and arranging for the disposition of and/or disposing of the Secured Assets and any and all other documented out-of-pocket costs and expenses incurred by Pretium, or any Receiver, as a result of Pretium or any Receiver exercising any of its rights or remedies hereunder or under the PPSA, including any and all legal expenses (on a full indemnity basis) including those incurred in any legal action or proceeding or appeal therefrom commenced or taken in good faith by Pretium and any and all fees and disbursements of any legal counsel (on a full indemnity basis), accountant or evaluator or a similar Person employed by Pretium in connection with any of the foregoing and the costs of insurance and payment of taxes and other charges incurred in retaking, holding, repairing, processing and preparing for disposition and disposing of the Secured Assets.

“Event of Default” means the occurrence of any of the following events or conditions:

(a)	the Chargor does not pay any of the Secured Obligations when due;

(b)	the Chargor does not observe or perform any of its obligations under this Agreement or the Snowfield Royalty Agreement;

(c)	any representation, warranty or statement made by or on behalf of the Chargor to Pretium, in this Agreement is untrue in any material respect when made;

(d)	the Chargor ceases or threatens to cease to carry on in the normal course all or any material part of the Chargor’s business;

(e)	the Chargor becomes insolvent or bankrupt, or makes or files a proposal, a notice of intention to make a proposal or an assignment for the benefit of creditors under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or other comparable legislation in Canada or any other jurisdiction; a petition in bankruptcy is filed against the Chargor; or, proceedings are initiated under any legislation by or against the Chargor seeking its liquidation, winding-up, dissolution or reorganization or any arrangement or composition of its debts;

(f)	a Receiver, trustee, custodian or other similar official is appointed with respect to the Chargor or any of the Secured Assets;

(g)	any Person holding a Lien with respect to any part of the Secured Assets takes possession of all or any material part of the Secured Assets, or a distress, execution or other similar process is levied against all or any material part of the Secured Assets; or

(h)	the Chargor challenges or threatens in writing to challenge the validity or enforceability of this Agreement or the Security Interests.

“Governmental Authority” means the government of Canada, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Laws” means all federal, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority binding on or affecting the Person referred to in the context in which such word is used (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority); and “Law” means any one or more of the foregoing.

“License” means (i) any Permit, and (ii) any authorization from any Person granting any easement, right of way or license with respect to any real or immovable property.

“Lien” means, (a) with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothec (whether movable or immovable), hypothecation, encumbrance, charge, Security Interest, royalty interest, adverse claim, defect to title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) any purchase option, call or similar right of a third party with respect to such asset, (d) any netting arrangement, defeasance arrangement or reciprocal fee arrangement, and (e) any other arrangement having the effect of providing security.

“Litigation” means any grievance, investigation, litigation, legal action, lawsuit, mediation, alternative dispute resolution proceeding or other proceeding (whether civil, administrative, quasi-criminal or criminal) by or before any Governmental Authority, arbitrator or other decision-making authority.

“Mineral Claim” means the mineral claim issued under the Mineral Tenure Act (British Columbia) comprising the Snowfield property, as more particularly described in schedule 2.1(a), together with any and all, amendments, substitutions, renewals, extensions, amendments and Replacements thereof and any lease issued in replacement thereof and all related Permits.

“Payment in Full” in relation to any Secured Obligations owing to Pretium, means payment in cash or other freely available funds transfer as may be expressly provided for Property Purchase Agreement or the Snowfield Royalty Agreement or to which Pretium, without regard to any compromise, reduction or disallowance of all or any item or part thereof by virtue of the application of any bankruptcy, insolvency or other similar such laws, any law affecting creditors’ Rights generally or general principles of equity.

“Permits” means all permits, licences, waivers, exemptions, consents, certificates, authorizations, approvals, franchises, rights-of-way, easements and entitlements that the Chargor has, requires or is required to have, to own, possess, develop or operate the Mineral Claim.

“Person” includes any natural person, corporation, company, limited liability company, unlimited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.

“PPSA” means the Personal Property Security Act (British Columbia) and the regulations promulgated thereunder, as from time to time in effect; provided, that if attachment, perfection or priority of Pretium’s Security Interests in any Secured Assets are governed by the personal property security laws of any jurisdiction other than British Columbia, PPSA shall mean those personal property security laws in such other jurisdiction for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

“Proceeds” means all proceeds in any form derived directly or indirectly from any disposal of or other dealing with any Secured Assets, or that indemnifies or compensates for such Secured Assets stolen, lost, destroyed or damaged, and proceeds of Proceeds whether or not of the same type, class or kind as the original Proceeds, and (as the context so admits) any item or part thereof.

“Property Purchase Agreement” means the Property Purchase Agreement made as of December 4, 2020 among the Chargor, Pretium and Pretium Resources Inc.

“Receiver” means any receiver for the Secured Assets or any of the business, undertakings, property and assets of the Chargor appointed by Pretium pursuant to this Agreement or by a court on application by Pretium and shall be construed to include a privately appointed or court appointed receiver or receiver and manager, interim receiver, liquidator, trustee- in-bankruptcy, administrator, administrative receiver and any other like or similar official.

“Records” means all books, accounts, invoices, letters, papers, security certificates, documents and other records in any form evidencing or relating in any way to any item or part of the Secured Assets.

“Replacements” means all increases, additions and accessions to, and all substitutions for and replacements of, any item or part of the Secured Assets, and any item or part thereof.

“Representative” of any Person means any director, officer, employee, agent, legal counsel, accountant, financial advisor, expert, manager, consultant or other representative appointed, engaged or employed by such Person.

“Rights” shall be construed as rights, titles, benefits, interests, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or unmatured, now existing or arising hereafter), whether arising by agreement or statute, at law, in equity or otherwise, and “Right” shall be construed in like manner.

“Secured Assets” has the meaning give to it in Section 2.1 of this Agreement.

“Secured Obligations” means, collectively, (i) the Deferred Payment, and (ii) the obligations of the Chargor under the Snowfield Royalty Agreement, including all indebtedness, liabilities and obligations (whether now existing or hereafter arising, direct or indirect, absolute or contingent, and whether in respect of principal, interest or otherwise) of the Chargor to Pretium arising under or in connection with any of the preceeding.

“Security Interests” means the Liens created by the Chargor in favour of Pretium under this Agreement.

“Set-off” means any Right or obligation of set-off, compensation, offset, combination of accounts, netting, retention, withholding, reduction, deduction or any similar Right or obligation, or (as the context requires) any exercise of any such Right or performance of such obligation.

“Snowfield Royalty Agreement” means the Snowfield Net Smelter Returns Royalty Agreement dated as of               , 2020 granted by the Chargor in favour of Pretium in connection with the Property Purchase Agreement.

“Successor” of a Person (the “Relevant Party”) shall be construed so as to include (i) any amalgamated or other body corporate of which the Relevant Party or any of its successors is one of the amalgamating or merging body corporates, (ii) any body corporate resulting from any court approved arrangement of which the Relevant Party or any of its successors is party, (iii) any Person to whom all or substantially all the undertakings, property and assets of the Relevant Party is transferred, (iv) any body corporate resulting from the continuance of the Relevant Party or any successor of it under the laws of another jurisdiction of incorporation and (v) any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any Person referred to in clause (i), (ii), (iii) or (iv) of this definition. Each reference in this Agreement to any party hereto or any other Person shall (where the context so admits) include its successors.

“Taxes” means any present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

1.2	Other Definitions

All capitalized terms used herein and not otherwise defined herein shall, if defined therein, have the respective meanings assigned to them in the PPSA as applicable, including the terms “Accession”, “Accounts”, “Certificated Security”, “Chattel Paper”, “Consumer Goods”, “Documents of Title”, “Equipment”, “Financial Asset” “Futures Account”, “Goods”, “Instrument”, “Intangible”, “Inventory”, “Investment Property”, “Money”, “Proceeds”, “Securities Account”, “Security”, “Securities Intermediary” and “Uncertificated Security”.

1.3	Gender and Number

Any reference in this Agreement to gender includes all genders, and words importing the singular number only include the plural and vice versa.

1.4	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section, Schedule or other portion hereof and include any agreement supplemental hereto. Save as expressly provided herein, references herein to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreement.

1.5	Currency

Except as otherwise expressly provided herein or the context otherwise requires, references herein to “dollars” or “$” shall be deemed to be references to the applicable amount in lawful currency of Canada.

1.6	Certain Phrases, etc.

In this Agreement, unless otherwise expressly provided, (i) (A) the words “including” and “includes” mean “including (or includes) without limitation”, (B) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, (C) the word “will” has the same meaning as the word “shall”, and (D) any reference to any Person shall be construed to include such Person’s successors, permitted assigns and legal personal representatives, and (ii) in the computation of periods of time from a specified date to a later specified date the word “from” means “from and including” and the words “to” and “until” each mean “to (or until) but excluding”.

1.7	References to Pretium

Any reference in this Agreement to Pretium or any Receiver shall be construed so as to include their respective Successors and permitted transferees or assigns hereunder in accordance with their respective interests.

1.8	Severability

If any provision contained in this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the invalidity, illegality or unenforceability of that provision will not affect:

(a)	the validity, legality or enforceability of the remaining provisions hereof or thereof; or

(b)	the validity, legality or enforceability of that provision in any other jurisdiction.

1.9	References to Statutes

Except as otherwise provided herein, any reference in this Agreement to a statute, regulation or other legislative instrument shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced and any reference to a statute shall include any regulations made thereunder.

1.10	References to Agreements

Except as otherwise provided herein, any reference in this Agreement to this Agreement or to any other agreement or document shall be construed to be a reference to this Agreement or such other agreement or document, as the case may be, as the same may have been, or may from time to time be, amended, varied, novated, restated or supplemented.

1.11	Governing Law, Jurisdiction, etc.

(a)	This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in that Province but to the extent the laws of the jurisdiction in which any collateral is located require the laws of such jurisdiction to govern with respect to such collateral then the laws of the jurisdiction where such collateral is located shall govern.

(b)	The Chargor irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. The Chargor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that Pretium may otherwise have to bring any action or proceeding relating to this Agreement against the Chargor or its assets in the courts of any jurisdiction.

(c)	The Chargor irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement in any court referred to in Section 1.11(b). The Chargor irrevocably waives, to the fullest extent permitted by applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

1.12	Incorporation of Schedules

The schedules attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2
SECURITY

2.1	Mortgage, Charge and Security Interest

As general and continuing collateral security for the due and punctual payment and performance by the Chargor of the Secured Obligations, the Chargor hereby:

(a)	grants, conveys, mortgages, charges, assigns, pledges as and by way of a fixed and specific mortgage and charge and grants a Security Interest in, to and in favour of Pretium, the Mineral Claim and all benefit, power and advantage to be derived therefrom and all Proceeds thereof and therefrom;

(b)	grants, conveys, mortgages, charges, assigns, pledges and grants a Security Interest in, assigns, pledges, hypothecates and charges to and in favour of Pretium, all of the Rights to, in connection with or appurtenant to the Mineral Claim including without limitation all related tenements, appurtenances, benefits, licenses, privileges, and other interests relating thereto, and all Proceeds thereof and therefrom and Replacements thereof; and

(c)	grants a Security Interest in and assigns, pledges and charges to an in favour of Pretium all of the Chargor’s present and after-acquired personal property arising out of the Mineral Claim including without limitation, minerals and product extracted from the Mineral Claim, (collectively, the “Secured Assets”)

2.2	After-Acquired Property

The Chargor acknowledges and agrees that value has been given for the granting of the Charges and that, with respect to the Secured Assets in which the Chargor now has rights, the Chargor and Pretium have not agreed to postpone the time for attachment of any of the Charges. The Chargor further covenants and agrees that, with respect to all property which the Chargor acquires after the date hereof which fall into the definition of Secured Assets, including any property acquired by the Chargor to replace any property released from the Charges and all improvements, extensions or additions to the property owned by the Chargor which is, or is intended to become, part of the Secured Assets (all such property, improvements, extensions and additions being hereinafter referred to as “After-Acquired Property”) shall, forthwith upon the acquisition thereof by the Chargor without any further conveyance, mortgage, pledge, charge, assignment, grant of a Security Interest or act on the part of the Chargor or Pretium, become and be subject to the Charges, and the Security shall forthwith attach thereto, as fully and completely as though such After-Acquired Property were now owned by the Chargor and specifically described or referred to herein.

2.3	Continuing Security

This Agreement is granted as continuing security for the payment and performance of the Secured Obligations and any ultimate unpaid balance thereof, including a current or running account, and the Secured Obligations may be reduced to zero from time to time without affecting the continuing nature of the Charges created hereby as security for the Secured Obligations thereafter incurred. No payment, observance, performance or satisfaction of the Secured Obligations, nor any ceasing by the Chargor to be indebted to Pretium, shall be deemed to be a redemption or discharge of the Charges created hereby until such time as Pretium has cancelled and executed and delivered to the Chargor a registrable discharge of this Agreement in accordance with the provisions hereof.

2.4	Registration

The Chargor agrees with Pretium that this Agreement may be registered in the Mineral Titles on-line registry, the personal property registry or any other official registry which Pretium requires to perfect or register the Charges and the Chargor will execute any form, document or instrument to permit such perfection or registration.

2.5	Subordination and Postponement

Subject to the proviso in this Section 2.5, Pretium acknowledges and agrees that the Charges and Security Interests granted pursuant to this Agreement by the Chargor and all indebtedness, liabilities and obligations secured hereunder shall be fully subordinated and postponed to any Lien granted by the Chargor in relation to any project finance facility and all indebtedness, liabilities and obligations secured thereunder (including, without limitation, any working capital facility, line of credit or bridge loan that is financed at or around the same time as and is in connection with a project finance facility or prospective project finance facility or that is expected to be refinanced pursuant to a project finance facility). Pretium agrees that it shall, upon receipt of written request from the Chargor, sign (or cause to be signed) all further documents and agreements, do (or cause to be done) all further acts, and provide all reasonable assurances as may reasonably be necessary or desirable to give effect to this subordination and postponement, provided that such documents and agreements acknowledge the obligation of the Chargor to pay the Deferred Payment under the Property Purchase Agreement and the royalty granted pursuant to the Snowfield Royalty Agreement and include provisions whereby the counterparty agrees:

(a)	not to raise any objection to or opposition to or to disclaim, terminate or foreclose the right of Pretium to the payment by the Chargor of the Deferred Payment or the royalty granted pursuant to the Snowfield Royalty Agreement or the interest represented thereby;

(b)	that in the event of enforcement by such counterparty or any receiver appointed by such counterparty, the rights of Pretium in respect of the Deferred Payment and the royalty granted pursuant to the Snowfield Royalty Agreement will be recognized (but will remain postponed and subordinated) and any transferee of the Mineral Claim shall agree to be bound by the terms relating to the Deferred Payment (if unpaid) and the Snowfield Royalty Agreement; and

(c)	that the counterparty will not dispose of its Lien unless the acquiror of such counterparty’s interest agrees to be bound by the same terms and conditions herein.

ARTICLE 3
REPRESENTATIONS & WARRANTIES

The Chargor represents and warrants to and in favour of Pretium, as follows:

3.1	Representations and Warranties in the Property Purchase Agreement

The representations and warranties of the Chargor set forth in the Property Purchase Agreement are true and correct.

3.2	Chargor’s Office

The Chargor’s registered office, chief executive office, places of business and the locations of any tangible Secured Assets are listed in Schedule 3.2.

3.3	Authority

The Chargor has full power and authority to grant to Pretium the Security Interests and to execute, deliver and perform its obligations under this Agreement, and such execution, delivery and performance does not contravene any of the Chargor’s organizational documents or any agreement, instrument or restriction to which the Chargor is a party or by which the Chargor or any of the Secured Assets are bound.

3.4	Execution and Delivery

This Agreement has been duly authorized, executed and delivered by the Chargor and is a valid and binding obligation of the Chargor enforceable against the Chargor in accordance with its terms, subject only to bankruptcy, insolvency, liquidation, reorganization, moratorium and other similar Laws generally affecting the enforcement of creditors’ rights, and to the fact that equitable remedies (such as specific performance and injunction) are discretionary remedies.

3.5	Reliance and Survival

All representations and warranties of the Chargor made herein or in any certificate or other document delivered by or on behalf of the Chargor to Pretium are material, shall survive the execution and delivery of this Agreement and shall continue in full force and effect without time limit. Pretium shall be deemed to have relied upon each such representation and warranty notwithstanding any investigation made by or on behalf of Pretium at any time.

ARTICLE 4
COVENANTS OF THE CHARGOR

The Chargor hereby covenants and agrees with Pretium as follows:

4.1	Payment of Secured Liabilities

The Chargor shall punctually pay and perform the Secured Obligations in accordance with the provisions of the Property Purchase Agreement and the Snowfield Royalty Agreement, as applicable.

4.2	Sale of Secured Assets

The Chargor shall not sell, transfer, assign, dispose of, encumber or charge the Mineral Claim without first obtaining an agreement from the purchaser, transferee, assignee or encumbrance holder, in favour of Pretium, that such party covenants to be bound by the terms of this Agreement, including, without limitation, this paragraph 4.2.

4.3	Further Documentation

The Chargor will from time to time promptly and duly authorize, execute and deliver such further instruments and documents, and take such further action, as Pretium may request for the purpose of obtaining or preserving the full benefits of, and the rights and powers granted by, this Agreement (including the filing of any financing statements or financing change statements under any applicable legislation with respect to the Security Interests created by this Agreement). The Chargor acknowledges that this Agreement has been prepared based on the existing laws in the province referred to in the “Governing Law” section of this Agreement and that a change in such laws, or the laws of other jurisdictions, may require the execution and delivery of different forms of security documentation. Accordingly, the Chargor agrees that Pretium will have the right to require that this Agreement be amended, supplemented or replaced, and that the Chargor will promptly on request by Pretium authorize, execute and deliver any such amendment, supplement or replacement (i) to reflect any changes in such laws, whether arising as a result of statutory amendments, court decisions or otherwise, (ii) to facilitate the creation and registration of appropriate security in all appropriate jurisdictions, or (iii) if the Chargor merges or amalgamates with any other Person or enters into any corporate reorganization, in each case in order to confer on the Pretium Security Interests similar to, and having the same effect as, the Security Interests created by this Agreement.

4.4	Maintenance of Collateral

The Chargor will maintain the Secured Assets by taking all steps necessary to maintain their existence, pay fees, taxes or other amounts and make all applications or effect any work necessary.

4.5	Verification of Secured Assets

Pretium shall have the right to verify the existence and state of the Secured Assets in any reasonable manner Pretium may consider appropriate, and the Chargor agrees to furnish all assistance and information and to perform all such acts as Pretium may reasonably request in connection therewith and for such purpose to grant to Pretium or their agents access to all places where the Secured Assets may be located and to all premises occupied by the Chargor subject only to the following:

(a)	if no Event of Default has occurred and is continuing, Pretium shall have delivered to the Chargor reasonable prior written notice with respect to its intention to verify the Secured Assets at reasonable times during normal business hours, but not more than two times per year; or

(b)	if an Event of Default has occurred and is continuing, Pretium shall be entitled to verify the existence and state of the Secured Assets at any time and from time to time.

4.6	Defend

The Chargor shall promptly notify Pretium of any Lien or other claim made or asserted against any of the Secured Assets and shall defend the Charges in the Secured Assets against any and all claims and demands whatsoever including any adverse claim.

ARTICLE 5
DEFAULT

5.1	Acceleration

Upon the occurrence and during the continuance of an Event of Default, at the option of Pretium, the Secured Obligations may be accelerated and become immediately due and payable in full (to the extent contemplated by the Property Purchase Agreement or the Snowfield Royalty Agreement, as applicable) and the Charges shall thereupon immediately become enforceable without the necessity for any further action or notice by Pretium.

5.2	Security Enforceable

The fact that this Agreement contemplates events of default and rights of acceleration shall not derogate from the demand nature of any Secured Obligation which is payable on demand.

5.3	Waiver

Pretium may waive any Event of Default or any breach by the Chargor of any of the provisions of this Agreement. No waiver, however, shall be deemed to extend to a subsequent breach or Event of Default, whether or not the same as or similar to the breach or Event of Default waived, and no act or omission by Pretium shall extend to, or be taken in any manner whatsoever to affect, any subsequent breach or Event of Default or the Rights of Pretium arising therefrom. Any such waiver must be in writing and signed by Pretium to be effective. No failure on the part of Pretium to exercise, and no delay by Pretium in exercising, any Right under this Agreement shall operate as a waiver of such Right. No single or partial exercise of any such Right shall preclude any other or further exercise of such Right or the exercise of any other Right.

ARTICLE 6
REMEDIES ON DEFAULT

6.1	Remedies of Pretium

If the Charges become enforceable in accordance with Article 5, Pretium shall have the Rights set out in this Article 6.

6.2	Right to Appoint a Receiver

Upon the occurrence and during the continuance of an Event of Default, Pretium may appoint by instrument in writing one or more Receivers of any Secured Assets. Any such Receiver shall have the Rights set out in this Article 6. In exercising such Rights, any Receiver shall act as and for all purposes shall be deemed to be the agent of the Chargor and Pretium shall not be responsible for any act or default of any Receiver. Pretium may remove any Receiver and appoint another from time to time. An officer or employee of Pretium may be appointed as a Receiver. To the extent permitted under applicable Law, no Receiver appointed by Pretium need be appointed by, nor need its appointment be ratified by, or its actions in any way supervised by, a court. If two or more Receivers are appointed to act concurrently, they shall, unless otherwise expressly provided in the instrument appointing them, so act severally and not jointly and severally. The appointment of any Receiver or anything done by a Receiver or the removal or termination of any Receiver shall not have the effect of constituting Pretium a mortgagee in possession in respect of the Secured Assets.

6.3	Rights of a Receiver

Any Receiver appointed by Pretium shall have the following Rights:

(a)	Right of Possession and Power of Entry. The Chargor shall forthwith upon demand deliver to a Receiver possession of any Secured Assets at the place specified by the Receiver. Any Receiver may at any time enter upon any premises owned, leased or otherwise occupied by the Chargor or where any Secured Assets is located to take possession of, disable or remove any Secured Assets, and may use whatever lawful means the Receiver considers advisable to do so.

(b)	Power of Sale.

(i)	Any Receiver may sell, lease, consign, license, assign or otherwise dispose of any Secured Assets by public auction, private tender or private contract with or without notice, advertising or any other formality, all of which are hereby waived by the Chargor to the extent permitted by applicable Law. Any Receiver may, at its discretion, establish the terms of such disposition, including terms and conditions as to credit, upset, reserve bid or price. All payments made pursuant to such dispositions shall be credited against the Secured Obligations only as they are actually received. Any Receiver may buy in, rescind or vary any contract for the disposition of any Secured Assets and may dispose of any Secured Assets again without being answerable for any loss occasioned thereby. Any such disposition may take place whether or not the Receiver has taken possession of the Secured Assets. The exercise by the Receiver of any power of sale does not preclude the Receiver from further exercise of its power of sale in accordance with this clause.

(c)	Discharge of Lien. Any Receiver may pay any liability secured by any actual or threatened Lien against any Secured Assets. A Receiver may borrow money for the maintenance, preservation or protection of any Secured Assets or for carrying on any of the business or undertaking of the Chargor and may grant any Lien in any Secured Assets in priority to the Charges as security for the money so borrowed. The Chargor will forthwith on demand reimburse the Receiver for all such payments and borrowings, together with interest thereon at the prime rate of interest charged by the Royal Bank of Canada to its commercial customers plus 5% per annum.

(d)	Dealing with Secured Assets. Any Receiver may seize, collect, realize, dispose of, enforce, release to third parties or otherwise deal with any Secured Assets in such manner, upon such terms and conditions and at such time as it deems advisable without notice to the Chargor (except as otherwise required by applicable Law), and may charge on its own behalf and pay to others its costs and expenses (including legal, Receiver’s and accounting fees and expenses on a full indemnity basis) incurred in connection with such actions. The Chargor will forthwith upon demand reimburse the Receiver for all such costs or expenses.

(e)	Powers with respect to Secured Assets. Any Receiver may have, enjoy and exercise all of the Rights of and enjoyed by the Chargor with respect to the Secured Assets or incidental, ancillary, attaching or deriving from the ownership by the Chargor of the Secured Assets, including the Right to enter into agreements over or pertaining to Secured Assets, the Right to commence or continue Litigation to preserve or protect Secured Assets and the Right to grant or agree to Liens and grant or reserve profits à prendre, easements, rights-of-ways, rights in the nature of easements and licenses over or pertaining to the whole or any part of the Secured Assets.

(f)	Retain Services. Any Receiver may retain the services of such real estate brokers and agents, lawyers, accountants, appraisers and other consultants as the Receiver may deem necessary or desirable in connection with anything done or to be done by the Receiver or with any of the Rights of the Receiver set out herein and pay their commissions, fees and disbursements (which payment shall constitute part of the Receiver’s disbursements reimbursable by the Chargor hereunder). The Chargor shall forthwith on demand reimburse the Receiver for all such payments.

6.4	Right to have Court Appoint a Receiver

Upon the occurrence and during the continuance of an Event of Default, Pretium may apply to a court of competent jurisdiction for the appointment of a Receiver, or other official, who may have powers the same as, greater or lesser than, or otherwise different from, those capable of being granted to a Receiver appointed by Pretium pursuant to this Agreement.

6.5	Pretium may exercise Rights of a Receiver

In lieu of, or in addition to, exercising its Rights under Sections 6.3 and 6.4, Pretium has, and may exercise, any of the Rights which are capable of being granted to a Receiver appointed by Pretium pursuant to this Agreement.

6.6	Limitation of Liability

Neither Pretium nor any Receiver shall be liable or accountable for any failure of Pretium or any Receiver to seize, collect, realize, dispose of, enforce or otherwise deal with any Secured Assets nor shall any of them be bound to institute Litigation for any such purposes or for the purpose of preserving any Rights of Pretium, the Chargor or any other Person in respect of any Secured Assets. Neither Pretium nor any Receiver shall be liable or responsible for any loss and expense whatever which may accrue in consequence of any such failure resulting from any negligence of Pretium, any Receiver or any of their respective Representatives or otherwise, except to the extent determined by a final judgment to have been directly caused by the gross negligence or wilful misconduct of any Receiver, Pretium or their respective Representatives. If any Receiver or Pretium takes possession of any Secured Assets, neither Pretium nor any Receiver shall have any liability as a mortgagee in possession or be accountable for anything except actual receipts.

6.7	Extensions of Time

Pretium or any Receiver appointed by Pretium may grant renewals, extensions of time and other indulgences, take and give up Liens, accept compositions, grant releases and discharges, perfect or fail to perfect any Liens, release any Secured Assets to third parties and otherwise deal or fail to deal with the Chargor, debtors of the Chargor, guarantors, sureties and others and with any Secured Assets and other Liens as Pretium may see fit, all without prejudice to the liability of the Chargor to Pretium or the Rights of Pretium and any Receiver under this Agreement.

6.8	Set-off, Combination of Accounts and Crossclaims

The Secured Obligations will be paid by the Chargor without regard to any equities between the Chargor and Pretium or any Right of Set-off or cross-claim (except as may be contemplated pursuant to the Property Purchase Agreement or the Snowfield Royalty Agreement, as applicable). Any indebtedness owing by Pretium to the Chargor, direct or indirect, extended or renewed, actual or contingent, mutual or not, may be set off or applied against, or combined with, the Secured Obligations by Pretium at any time either before or after maturity, without demand upon or notice to anyone.

6.9	Deficiency

If the proceeds of the realization of any Secured Assets are insufficient to repay all liquidated Secured Obligations, the Chargor shall forthwith pay or cause to be paid to Pretium such deficiency.

6.10	Validity of Sale

No Person dealing with Pretium or any Receiver or with any Representative of Pretium or any Receiver shall be concerned to inquire whether the Charges have become enforceable, whether any Right of Pretium or any Receiver has become exercisable, whether any Secured Obligations remain outstanding or otherwise as to the propriety or regularity of any dealing by Pretium or any Receiver with any Secured Assets or to see to the application of any money paid to Pretium or any Receiver, and in the absence of fraud on the part of such Person such dealings shall be deemed, as regards such Person, to be within the Rights hereby conferred and to be valid and effective accordingly.

6.11	Pretium or Receiver may Perform

From and after an Event of Default which is continuing, if the Chargor fails to perform any Secured Obligation, without limiting any other provision hereof, Pretium or any Receiver may perform that Secured Obligation as attorney for the Chargor in accordance with Section 7.16. The Chargor shall remain liable under each agreement, Right and License to which it is party or by which it or any of its assets is bound and shall perform all of its obligations thereunder, and shall not be released from any of its obligations under any such agreement, Right or License by the exercise of any Rights by Pretium or any Receiver. Neither Pretium nor any Receiver shall have any obligation under any such agreement, Right or License, by reason of this Agreement, nor shall Pretium or any Receiver be obliged to perform any of the obligations of the Chargor thereunder or to take any action to collect or enforce any claim made subject to the security of this Agreement. The Rights conferred on Pretium and any Receiver under this Agreement are for the purpose of protecting the Charge in the Secured Assets and shall not impose any obligation upon Pretium or any Receiver to exercise any such Rights.

6.12	Effect of Appointment of Receiver

As soon as Pretium takes possession of any Secured Assets or appoints a Receiver over any Secured Assets, all Rights of each of the Representatives of the Chargor with respect to that Secured Assets shall cease, unless specifically continued by the written consent of Pretium or the Receiver.

6.13	Time for Payment

If Pretium demands payment of any Secured Obligations in accordance with the terms thereof, or if any Secured Obligations are otherwise due by maturity or acceleration, it shall be deemed reasonable for Pretium to exercise its Rights under this Agreement immediately if such payment is not made within a reasonable time of demand, in the case of Secured Obligations payable on demand, or when due in all other cases, and any days of grace or any time for payment which might otherwise be required to be afforded to the Chargor by any agreement or applicable Law is hereby irrevocably waived to the extent permitted by law.

6.14	Rights in Addition

The Rights conferred by this Article 6 are in addition to, and not in substitution for, any other Rights Pretium may have under this Agreement, at law, in equity or by or under applicable Law or other agreement. Pretium may proceed by way of any action, suit or other proceeding at law or in equity including (i) the Right to take proceedings in any court of competent jurisdiction for the sale or foreclosure of the Secured Assets and (ii) filing proofs of claim and other documentation to establish the claims of Pretium in any Litigation relating to the Chargor. No Right of Pretium or any Receiver shall be exclusive of or dependent on any other. Any such Right may be exercised separately or in combination, and at any time. The exercise by Pretium or any Receiver of any Right hereunder does not preclude Pretium or any Receiver from further exercise of such Right in accordance with this Agreement.

ARTICLE 7
GENERAL

7.1	Pretium Exclusively Entitled

Pretium will be regarded as exclusively entitled to the benefit of this Agreement and all Persons may act accordingly.

7.2	Duty of Pretium

Pretium shall have no duty with respect to any of the Secured Assets in its possession other than the duty to use the same degree of care in the safe custody of the Secured Assets in its possession as it uses with respect to property which it owns.

7.3	Continuing Obligations

Notwithstanding any other term or condition of this Agreement, this Agreement shall not relieve the Chargor or any other party to any of the Secured Assets from the observance or performance of any term, covenant, condition or agreement on its part to be observed or performed thereunder or from any liability to any other party or parties thereto or impose any obligation on Pretium to observe or perform any such term, covenant, condition or agreement to be so observed or performed, and the Chargor hereby agrees to indemnify and hold harmless Pretium from and against any and all losses, liabilities (including liabilities for penalties) Expenses and any other costs and expenses which may be incurred by Pretium under the Secured Assets and from all claims, demands, actions, suits and judgments which may be asserted against Pretium by reason of any alleged obligation or undertaking on their part to observe, perform or discharge any of the terms, covenants, conditions and agreements contained in the Secured Assets. Pretium may, at its option, perform any term, covenant, condition or agreement on the part of the Chargor to be performed under or in respect of the Secured Assets (and/or enforce any of the rights of the Chargor thereunder) without thereby waiving any rights to enforce this Agreement. Nothing contained in this Section 7.3 or Article 6 hereof shall be deemed to constitute Pretium the mortgagee in possession of the Secured Assets or the lessee under any lease or agreement to lease unless Pretium has agreed to become such mortgagee in possession or to be a lessee.

7.4	Acknowledgements

The Chargor:

(a)	acknowledges receipt of a true copy of this Agreement; and

(b)	agrees that this Agreement may be assigned by Pretium to any Person in connection and concurrently with the assignment by Pretium of (i) the Property Purchase Agreement, if any portion of the Deferred Payment is then outstanding and (ii) the Snowfield Royalty Agreement, in each case in accordance with the terms thereof, as Pretium may determine and, in such event, such assignee shall be entitled to all of the rights and remedies of Pretium as set forth in this Agreement or otherwise and Pretium shall be released and discharged from its further obligations hereunder upon the assumption of same by the assignee.

7.5	Notice

Unless otherwise specified herein, all notices, requests, demands or other communications to or from the parties hereto shall be in writing and be delivered in accordance with the Property Purchase Agreement.

7.6	Effective Date and Termination

(a)	This Agreement shall become effective according to its terms immediately upon the execution and delivery hereof by the Chargor.

(b)	This Agreement may be terminated by:

(i)	written agreement made between Pretium and the Chargor; or

(ii)	notice in writing given by the Pretium to the Chargor at any time following the termination or satisfaction in full of the Secured Obligations.

7.7	Discharge and Continuing Security

(a)	Upon termination of this Agreement in accordance with the provisions of Section 7.6(b), Pretium shall, at the request of the Chargor, make and do all such acts and things and execute and deliver all such financing statements, instruments, agreements and documents as the Chargor considers necessary or desirable to discharge the Charges, to release and discharge the Secured Assets therefrom and to record such release and discharge in all appropriate offices of public record.

(b)	No postponement or partial release or discharge of the charge in respect of all or any part of the Secured Assets shall in any way operate or be construed so as to release and discharge the security hereby constituted in respect of the Secured Assets except as therein specifically provided, or so as to release or discharge the Chargor from the Secured Obligations. Only the written cancellation and discharge of the mortgage and charge of this Agreement executed and delivered to the Chargor, its Successors or assigns shall have the effect of cancelling and discharging the mortgage and charge hereby constituted.

(c)	For greater certainty, this Agreement secures payment and performance by the Chargor to Pretium of all Secured Obligations now or at any time and from time to time due or owing by the Chargor to Pretium in any currency and whether incurred by the Chargor alone or with another or others and whether as principal or surety, and including all interest, commissions, fees, (including receiver’s fees), legal costs (on a substantial indemnity basis) and all Expenses.

7.8	Other Security

This Agreement and the Charges are in addition to and not in substitution for any other agreement made between Pretium and the Chargor or any other security granted by the Chargor to Pretium, whether before or after the execution of this Agreement.

7.9	No Merger

This Agreement shall not operate by way of a merger of the Secured Obligations or of any guarantee or agreement or other document or Instrument by which the Secured Obligations now or at any time hereafter may be represented or evidenced. Neither the taking of any judgment nor the exercise of any power of seizure or disposition shall extinguish the liability of the Chargor to pay and perform the Secured Obligations nor shall the acceptance of any payment or alternate security constitute or create any novation. No covenant, representation or warranty of the Chargor herein shall merge in any judgment.

7.10	Conflict

In the event of a conflict or inconsistency between the provisions of this Agreement and the Property Purchase Agreement, the provisions of the Property Purchase Agreement shall prevail to the extent of the conflict.

7.11	Entire Agreement

This Agreement together with the Property Purchase Agreement and the Snowfield Royalty Agreement, constitutes the entire agreement between the Chargor and Pretium with respect to the subject matter of security over the Secured Assets for the payment and performance of the Secured Obligations, and supersede all prior agreements and understandings, if any, relating to the subject matter hereof or thereof. Any promises, representations, warranties or guarantees not herein contained and hereinafter made shall have no force and effect unless in writing signed by the parties hereto. Each party hereto acknowledges that it has been advised by counsel in connection with the negotiation and execution of this Agreement and is not relying upon oral representations or statements inconsistent with the terms and provisions hereof.

7.12	Time of the Essence

Time is and shall remain of the essence with respect to this Agreement and each of its provisions.

7.13	Amendment

No provision of this Agreement may be changed, modified, amended, restated, waived, supplemented, discharged, cancelled or terminated orally or by any course of dealing or in any other manner other than by a written agreement signed by Pretium and the Chargor.

7.14	Successors and Assigns

This Agreement shall enure to the benefit of and be enforceable by Pretium and any Receiver and their Successors and permitted assigns and shall be binding upon the Chargor and its Successors and permitted assigns. The Chargor may not assign any of its rights or obligations hereunder without the prior written consent of Pretium.

7.15	Further Assurances

The Chargor will promptly execute and deliver, or cause to be executed and delivered, to Pretium, upon request, all such other and further documents, agreements, certificates and instruments necessary or desirable to be in compliance with, or in respect of the accomplishment of the covenants and agreements of the Chargor hereunder or to more fully state the obligations of the Chargor as set out herein or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

7.16	Power of Attorney

(a)	The Chargor hereby appoints Pretium and each Receiver appointed as the agent of the Chargor under this Agreement, as the Chargor’s attorney, with full power of substitution, in the name and on behalf of the Chargor, to execute, deliver and do all such acts, deeds, leases, documents, transfers, demands, conveyances, assignments, contracts, assurances, consents, financing statements and things as the Chargor has herein agreed to execute, deliver and do as may be required by Pretium or any such Receiver to give effect to this Agreement or in the exercise of any rights, powers or remedies hereby or thereby conferred on Pretium and any such Receiver, and generally to use the name of the Chargor in the exercise of all or any of the rights, powers or remedies hereby or thereby conferred on Pretium and any such Receiver including, without limitation, the right to bring actions for and in the name of the Chargor, the right to collect Accounts, and the right to exercise the rights of the Chargor under all agreements or contracts to which it is a party and to cure any defaults thereunder.

(b)	Pretium shall only exercise its rights pursuant to Section 7.16(a) after the occurrence of and during the continuance of, an Event of Default except that Pretium may exercise its rights under Section 7.16(a) from the date of this Agreement with respect to the preparation and filing of financing statements and such other documents and instruments as may be required to register or give notice of or perfect or preserve the Charges.

(c)	The appointment in Section 7.16(a) is coupled with an interest and shall not be revoked by the insolvency, bankruptcy, dissolution, liquidation or other termination of the existence of the Chargor or for any other reason until Payment in Full of the Secured Obligations.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Chargor has executed this Agreement on the date first above written.

KSM MINING ULC

Per:
Name:	Rudi Fronk
Title:	President

The undersigned hereby acknowledges and consents to this Agreement, and further agrees to the provisions of same.

PRETIUM EXPLORATION INC.

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE 2.1 (a)

MINERAL CLAIM

Skeena Mining Division, British Columbia

Tenure Number	Claim Name	Tenure Type
509216	Snowfield	Mineral Claim

SCHEDULE 3.2

LOCATIONS

Address of registered office:

Address of chief executive office:

KSM Mining ULC

Suite 400 – 106 Front Street East
Toronto, ON M5A 1E1

SCHEDULE “I”

PRETIUM DISCLOSURE LETTER

[See attached]

I-21

DISCLOSURE LETTER

December 4, 2020

To: KSM Mining ULC (the “Purchaser”)

From: Pretium Exploration Inc. (the “Vendor”)

Dear Sirs/Mesdames:

Re: Property Purchase Agreement

This letter (the “Disclosure Letter”), together with the attached schedules and exhibits, constitutes the “Pretium Disclosure Letter” referred to and defined in the property purchase agreement (the “Property Purchase Agreement”) among Pretium Resources Inc. (“Pretium”), the Purchaser and the Vendor, whereby, among other things, the Vendor will sell and the Purchaser will purchase the Purchased Assets subject to the terms and conditions as set out in the Property Purchase Agreement. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Property Purchase Agreement.

The purpose of this Disclosure Letter is to set forth in the attached schedules and exhibits the disclosure of qualifications, modifications or exceptions to certain representations and warranties of the Vendor and Pretium contained in the Property Purchase Agreement, and this Disclosure Letter is deemed to constitute an integral part of such Property Purchase Agreement. The information contained in any part of this Disclosure Letter is disclosed solely for the purposes of the Property Purchase Agreement, and descriptions or terms of agreements and documents herein are summaries only and are qualified in their entirety by the specific terms of such agreements and documents.

The numbering of the attached schedules corresponds to the same section or subsection in the Property Purchase Agreement. For greater clarity, any introductory language and headings in this Disclosure Letter are inserted for convenience of reference only and will not create or be deemed to create a different standard of disclosure than the language set forth in the Property Purchase Agreement. In this Disclosure Letter, the words “hereof”, “herein” and similar expressions refer to this Disclosure Letter, and the words “including”, “includes” and similar expressions shall be deemed to be followed by the words “without limitation”. Information disclosed in any schedule of this Disclosure Letter shall be deemed to be disclosed with respect to such other sections or subsections of the Property Purchase Agreement or this Disclosure Letter to which such written information, on its face, would pertain to in light of the form and substance of the disclosure made.

No item in this Disclosure Letter relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, and nothing in this Disclosure Letter constitutes an admission of any liability or obligation of Pretium or the Vendor to any third party or shall confer or give to any third party any remedy, claim, liability, reimbursement, cause of action or other right. For greater certainty, no reference herein to any agreement or document shall be construed as an admission or indication by Pretium or the Vendor to any third party of any matter whatsoever, including, without limitation, that such agreement or document is enforceable or currently in effect, or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document, except as otherwise explicitly set forth herein or in the Property Purchase Agreement. Items disclosed herein in response to provisions in the Property Purchase Agreement, whether or not such provisions are qualified by “materiality” or similar qualifications, are not necessarily considered by Pretium or the Vendor to be material. The mere inclusion of disclosure regarding an item in this Disclosure Letter will not be deemed to be an admission by Pretium or the Vendor that such item (or any non-disclosed item or information of comparable or greater significance) is material or is required to be disclosed in connection with the representations, warranties or covenants made by Pretium and the Vendor in the Property Purchase Agreement.

This Disclosure Letter is qualified in its entirety by reference to the provisions of the Property Purchase Agreement, and is not intended to constitute, and shall not be construed as constituting, any representation, warranty, undertaking, assurance, covenant, indemnity, guarantee or other commitment of any nature whatsoever not expressly given in the Property Purchase Agreement. Unless otherwise specifically indicated, all references to dollars are to U.S. Dollars.

The Purchaser acknowledges that the information in the Schedules to this Disclosure Letter is confidential and proprietary information of Pretium and the Vendor which, if disclosed, would be seriously prejudicial to the interests of Pretium or the Vendor and which does not affect the rights and interests being transferred to the Purchaser. The Purchaser will not, without the prior written consent of Pretium and the Vendor, disclose all or any portion of this Disclosure Letter or the information set out herein. This Disclosure Letter shall be governed by and construed in all respects in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Except as the context otherwise requires, the information set out in this Disclosure Letter is presented as of the date hereof.

PRETIUM RESOURCES INC.

“Vlada Cvijetinovic”
Name:	Vlada Cvijetinovic
Title:	Vice President, Legal and Corporate Secretary

PRETIUM EXPLORATION INC.

“Vlada Cvijetinovic”
Name:	Vlada Cvijetinovic
Title:	Corporate Secretary

[The qualifications of representations and warranties in the Schedules attached to this Disclosure Letter have been omitted due to confidentiality provisions.]